Annual
Report
2023



Data

Analysis

Actionable Insight

LANTRONIX®

Lantronix, Inc.

is a global Industrial and Enterprise Internet of Things (IoT) provider of solutions that target high-growth applications in specific vertical markets, including Smart Grid, Intelligent Transportation, Smart Cities and AI Data Centers.

Our Mission

is to empower companies to achieve success in the growing IoT and Out-of-Band (OOB) markets by delivering customizable solutions that address each layer of the IoT Stack, including Collect, Connect, Compute, Control and Comprehend.

Our Solution

in the IoT and OOB markets is being driven by the growing importance of data analytics, and the rapidly falling cost of sensors, connectivity, compute, and storage. Designing and deploying these projects is complex, and time-consuming. Our products are designed to help companies increase speed and reduce the complexity of their deployments by offering our customers customizable solutions.





September 29, 2023

Dear Fellow Shareholders,

Lantronix is entering its fifth year of transformation, and I am excited to update you on the progress we have made over the last 12 months as we continue to set the stage for a record fiscal 2024.

It has been our mission to empower customers to deploy connected devices at the edge of the network, manage these devices remotely, aggregate the data generated and turn it into actionable insights that provide increased productivity and a tangible return on investment. Today, we are starting to deliver various solutions that integrate connectivity, computation, comprehension and control to harness the power and efficiency of the Industrial Internet of Things.

Our focus on this mission drove fiscal 2023 and set the table for what we believe will be breakout growth in fiscal 2024. We grew revenues to $131 million in fiscal 2023 as our design and operations teams worked closely to move to production the company's large contract covering smart grid products. We enter fiscal 2024 with a record backlog due to several significant design wins that we are ramping into production. We expect to deliver revenues between $175 million and $185 million in fiscal 2024, up more than 35% at the midpoint of this guidance, driving substantial earnings leverage.

Importantly, Lantronix continued to fill its opportunity pipeline. Our focus on electrification applications in Smart Grid, Electric Vehicles and Smart Cities drives our optimism for continued growth in 2025. Customer-optimized edge compute solutions comprise the majority of our high-dollar value opportunities, and while we are leading with Compute, we continue to pull through other standard products from the refresh that we launched three years ago. Customer evaluation of Industrial IoT solutions can be lengthy, but the advent of Generative Artificial Intelligence is providing new use cases and accelerating adoption that we expect will continue strengthening.

The prospects at Lantronix have never been brighter, and we will work tirelessly to deliver for our shareholders. We are thankful for our talented employees who enable our success and help make Lantronix a world-class company and for our customers who give us the opportunity to help them realize their goals. I look forward to sharing our successes with you over the course of the coming year.

Sincerely,

Jeremy Whitaker
Interim Chief Executive Officer & Chief Financial Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2023

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 1-16027

LANTRONIX

LANTRONIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	**33-0362767**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

48 Discovery, Suite 250 Irvine, California	**92618**
(Address of principal executive offices)	**(Zip Code)**

(949) 453-3990
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.0001 par value	LTRX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates based upon the closing sales price of the common stock as reported by the Nasdaq Capital Market on December 31, 2022, the last trading day of the registrant's second fiscal quarter, was approximately $116,199,000. The determination of affiliate status for this purpose shall not be a conclusive determination for any other purpose.

As of August 31, 2023, there were 36,911,911 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement on Schedule 14A relating to the registrant's 2023 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference into Part III of this Annual Report on Form 10-K.

LANTRONIX, INC.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2023

TABLE OF CONTENTS

* Not required for a "smaller reporting company."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended June 30, 2023, or this Report, contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this Report, or incorporated by reference into this Report, are forward-looking statements. Throughout this Report, we have attempted to identify forward-looking statements by using words such as "may," "believe," "will," "could," "project," "anticipate," "expect," "estimate," "should," "continue," "potential," "plan," "forecasts," "goal," "seek," "intend," other forms of these words or similar words or expressions or the negative thereof. Additionally, statements concerning future matters such as our expected earnings, revenues, expenses and financial condition, our expectations with respect to the development of new products, expectations regarding the impact of the COVID-19 pandemic or similar outbreaks, and other statements regarding matters that are not historical are forward-looking statements.

We have based our forward-looking statements on management's current expectations and projections about trends affecting our business and industry and other future events. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Forward-looking statements are subject to substantial risks and uncertainties that could cause our future business, financial condition, results of operations or performance to differ materially from our historical results or those expressed or implied in any forward-looking statement contained in this Report. Factors which could have a material adverse effect on our operations and future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to, those set forth under "Risk Factors" in Item 1A of Part I of this Report, as such factors may be updated, amended or superseded from time to time by subsequent quarterly reports on Form 10-Q or current reports on Form 8-K. In addition, actual results may differ as a result of additional risks and uncertainties of which we are currently unaware or which we do not currently view as material to our business.

You should read this Report in its entirety, together with the documents that we file as exhibits to this Report, with the understanding that our future results may be materially different from what we currently expect. The forward-looking statements we make speak only as of the date on which they are made. We expressly disclaim any intent or obligation to update any forward-looking statements after the date hereof to conform such statements to actual results or to changes in our opinions or expectations, except as required by applicable law or the rules of The Nasdaq Capital Market. If we do update or correct any forward-looking statements, investors should not conclude that we will make additional updates or corrections.

We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1.   BUSINESS

Overview

Lantronix, Inc. is a global Industrial and Enterprise internet of things ("IoT") provider of solutions that target high growth applications in specific verticals such as Smart Grid, Intelligent Transportation, Smart Cities, and AI Data Centers. Building on a long history of Networking and video processing competence, target applications include Intelligent Substations infrastructure, Infotainment systems, and Video Surveillance, supplemented with a comprehensive Out of Band Management ("OOB") products offering for Cloud and Edge Computing.

We organize our portfolio of services into the following product lines: Embedded IoT Modules, IoT Systems Solutions, and Software and Services.

We were incorporated in California in 1989 and reincorporated in Delaware in 2000.

References in this Report to "fiscal 2023" refer to the fiscal year ended June 30, 2023 and references to "fiscal 2022" refer to the fiscal year ended June 30, 2022. In addition, unless the context suggests otherwise, all reference in this Report to the "Company," "we," and "us," refer to Lantronix, Inc. together with its subsidiaries.

Our Strategy

Today, more businesses are seeking to streamline their operations by connecting their Operational Technology ("OT") Infrastructure equipment to the Internet, manage it remotely, and reduce costs. The growth in the IoT and OOB markets is being driven by the growing importance of data analytics, and the rapidly falling cost of sensors, connectivity, compute, and storage. Designing and deploying these projects is complex, ~~costly~~ and time-consuming. Our products are designed to help companies increase speed and reduce the complexity of their deployments by offering our customers customizable solutions, that address each layer of the IoT Stack, such as Collect, Connect, Compute, Control and Comprehend.

We are executing on a growth strategy that includes continuous innovation supplemented by strategic acquisitions with the intent of increasing our scale and broadening our scope so that we can increase our value proposition to customers. We believe this strategy will allow us to address a larger portion of our customers' operational needs and engage with them as a strategic partner. This strategy is starting to bear fruits as we continue to strengthen our position in the market and more customers come to us for a wider variety of applications.

Products and Solutions

Embedded IoT Modules

This portfolio of embedded products provides a variety of options including Compute System-on-Module ("SOM") or System-in-Package ("SIP") solutions supplemented with wired and wireless network Connectivity products. As the level of silicon integration continues to grow, the compute modules also provide the ability to Collect digital information (Video, Audio or Sensors) and analyze/comprehend the data streams based on specific AI/ML algorithms. The new implementations of SIP devices can process multiple media streams with CV (Computer Vision) technology and the modules can be Controlled remotely via ConsoleFlow™, Lantronix's Cloud SaaS platform. Our IoT compute products typically are embedded into a customer new product design, enabling advanced application functionality at the edge. These products include application processing that delivers compute to meet customer needs for data transformation, computer vision, machine learning, augmented / virtual reality, audio / video aggregation and distribution, and custom applications at the edge. Many of the products are offered with software tools intended to further accelerate our customers' time-to-market and increase their value add. Most of our IoT embedded products are pre-certified in a number of countries thereby significantly reducing our original equipment manufacturer ("OEM") customers' regulatory certification costs and accelerating their time-to-market.

The following product families are included in our Embedded IoT Solutions product line: Open-Q SOMs and SIPs, XPort®, XPort® Pro, WiPort®, Development Kits, xPico®, xPico® Wi-Fi, NICS, Optical SFPs, PremierWave® EN, and PremierWave® XC.

IoT System Solutions

The IoT Systems Solutions portfolio consists of fully functional standalone systems that provide routing, switching or gateway functionalities as well as Telematics and media conversion. These products include wired and wireless connections that enhance the value and utility of modern electronic systems and equipment by providing secure network connectivity, power for IoT end devices through Power over Ethernet ("PoE"), application hosting, protocol conversion, media conversion, secure access for distributed IoT deployments and many other functions. Most of our IoT System products are pre-certified in a number of countries thereby significantly reducing our original equipment manufacturer ("OEM") customers' regulatory certification costs and accelerating their time-to-market.

Our PoE products support remote devices such as cameras and wireless access points by passing electrical power along with data on Ethernet cabling, eliminating the need for traditional AC/DC electrical power in hard-to-reach locations. As more cities move to implement smart city technology, a major component will be solutions designed to protect and provide services to citizens, such as intelligent transportation and surveillance networks. Our switches deliver the necessary connectivity, bandwidth and power to enable these solutions. Many of our products incorporate features to perform advanced levels of fault management and diagnostics to troubleshoot networks and proactively fix problems. Our media converters and other customer premise equipment ("CPE") assist customers in resolving challenges in the areas of bandwidth constraints, security risks, and distance limitations as networks extend from local area to wide area networks and adapt to ever increasing end-user demands.

Our smart tracking devices are designed to deliver robust data logging and positional tracking functionality and reliability for supply chain and logistics solutions. Our telematics devices are designed to be flexible in the field and offer a variety of connectivity options to suit the customers' needs across 3G, 4G, and LTE cellular networks. These power efficient products are designed to support communications across interfaces and industrial protocols for vehicle, fleet, and asset tracking and management. Many of the products are offered with software tools intended to further accelerate our customers' time-to-market and increase their value add. Most of our IoT Telematics products are pre-certified in a number of countries thereby significantly reducing our OEM customers' regulatory certification costs and accelerating their time-to-market.

As Edge Computing deployment accelerates, OOB Management allows for full comprehension and control of a remote IT infrastructure, across a range of sensors (e.g., temperature, humidity, light, acceleration, open / close, etc.) providing status and alerting, enabling automation, and remote control of devices, servers, and end stations. OOB is a technique that uses a dedicated management network to access critical infrastructure components and ensure production independent connectivity. Remote Management allows organizations to effectively monitor and control their enterprise IT equipment and facilities (environments), either in or out of band, optimizing their IT support resources.

Our AOOB ("Advanced OOB") product line includes console management, power management, and IP connected keyboard-video-mouse (commonly referred to as "IPKVM") products that provide remote access to IT and networking infrastructure deployed in test labs, data centers, branch offices, remote sites, and server rooms.

The following product families are included in IoT System Solutions product line: EDS, EDS-MD, xPress™, xDirect®, E21x, E22x, G52x, X30x, Bolero4x, FOX3-4G, FOX4, SGX™, SLB™, SLC™8000, Spider™, UDS, EMG™, S40 and PoE Switches. In addition, we offer non-PoE Network Switches and Media Converters.

Software and Engineering Services

Our SaaS platform provides single pane of glass management for REM and IoT deployments. Our platform enables customers to easily deploy, monitor, manage, and automate across their global deployments, all from a single platform login, virtually connected as though directly on each device. Our platform eliminates the need to have 24/7 personnel on site and makes it easy to see and drill into an issue quickly, even in large scale deployments.

OEMs and System Integrators ("SI") can leverage our platform multitenancy functionality for supporting a wide customer base while ensuring customer separation. Over the Air ("OTA") updates make it easy to ensure the latest security patches, firmware, and configurations are deployed and functional.

We leverage our engineering expertise and product development best practices to deliver high quality, innovative products, cost-effectively and on time.

Our engineering services flexible business model allows for choosing turnkey product development or team augmentation for accelerating complex areas of product development such as; camera development and tuning, voice control, machine learning, artificial intelligence, computer vision, augmented / virtual reality, mechanical and radio-frequency design, thermal and power optimization, or in any specific area a customer needs assistance.

In addition to our production-ready edge computing solutions, we offer experienced multidisciplinary engineering services across complete aspects of IoT product development, including hardware engineering, software engineering, mechanical engineering, rapid prototyping, and quality assurance. We also offer services for mechanical, hardware, and software engineering for camera, audio, and artificial intelligence / machine learning development.

The following product families are included in our Software & Services product line: Engineering Services, ConsoleFlow™, Control Center and Level Services.

Net Revenue by Product Line

We have one operating and reportable business segment. A summary of our net revenue by product line is found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Report, which is incorporated herein by reference. A discussion of factors potentially affecting our net revenue and other operating results is set forth in "Risk Factors" included in Part I, Item 1A of this Report, which is incorporated herein by reference.

Sales Cycle

Our embedded IoT solutions are typically designed into products by OEMs, original design manufacturers ("ODMs") and contract manufacturers. OEMs design and sell products under their own brand that are either manufactured by the OEM in-house or by third-party contract manufacturers. ODMs design and manufacture products for third parties, which then sell those products under the third parties' brands. The design cycles using our embedded solutions typically range from nine to 24 months and can generate revenue for the entire life cycle of an end user's product.

Our IoT System Solutions are typically sold to end users through value added resellers ("VARs") systems integrators, distributors, online retailers and, to a lesser extent, OEMs. The design cycles for these products typically range from three to 18 months and are often project-based.

Sales Channels

Distributors

A majority of our sales are made through distributors. Distributors resell our products to a wide variety of resellers and end customers including OEMs, ODMs, value-added resellers ("VARs"), systems integrators, consumers, online retailers, IT resellers, corporate customers and government entities.

Resellers

Our products are sold by industry-specific system integrators and VARs, who often obtain our products from our distributors. Additionally, our products are sold by direct market resellers such as CDW, ProVantage, and Amazon.com.

Direct Sales

To a lesser extent, we sell products directly to larger OEMs and end users. We also maintain an ecommerce site for direct sales.

Sales and Marketing

We sell our products primarily through an internal sales force, which includes regional sales managers, inside sales personnel and field applications engineers in major regions throughout the world. This team manages our relationships with our partners and end users, identifies and develops new sales opportunities and increases penetration at existing accounts. We implement marketing programs, tools and services, including displaying our products at industry-specific events, to generate sales leads and increase demand for our products.

Manufacturing

Our manufacturing operations are primarily conducted through five third-party contract manufacturers. We currently utilize Hana Microelectronics, primarily located in Thailand and China, Honortone, primarily located in China, Ruby Tech and Info-Tek in Taiwan, and Tailyn in China as our contract manufacturers for most of our products. In addition, we use Marvell Technology Inc., to manage the manufacture of our large-scale integration chips in Taiwan. We manufacture certain products with final assembly in the U.S. to meet trade compliance requirements.

Our contract manufacturers source raw materials, components and integrated circuits, in accordance with our specifications and forecasts, and perform printed circuit board assembly, final assembly, functional testing and quality control. Our products are manufactured and tested to our specifications with standard and custom components. Many of these components are available from multiple vendors. However, we have several single-sourced supplier relationships, either because alternative sources are not available or because the relationship is advantageous to us.

Research and Development

Our research and development efforts are focused on the development of hardware and software technology to differentiate our products and enhance our competitive position in the markets we serve. Product research and development is primarily performed in-house and supplemented with outsourced resources.

Competition

Our industry is highly competitive and characterized by rapid technological advances and evolving industry standards. The market can be affected significantly by new product introductions and marketing activities of industry participants. We believe that we compete for customers based on product features, software capabilities, company reputation, brand recognition, technical support, relationships with partners, quality, reliability, product development capabilities, price and availability. A discussion of factors potentially affecting our ability to compete in the markets in which we operate is set forth in "Risk Factors" included in Part I, Item 1A of this Report, which is incorporated herein by reference.

Intellectual Property Rights

We believe that a considerable portion of our value resides in our intellectual property. We have developed proprietary methodologies, tools, processes and software in connection with delivering our products and services. We protect our intellectual property through a combination of patents, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology. Pursuant to assignment of inventions agreements, all of our employees and consultants assign to us all intellectual property rights for the relevant inventions created in connection with their employment or contract with us. We currently hold U.S. and international patents covering various aspects of our products, with additional patent applications pending.

U.S. and Foreign Government Regulation

Many of our products are subject to certain mandatory regulatory approvals in the regions in which our products are deployed. In particular, wireless products must be approved by the relevant government authority prior to these products being offered for sale. In addition, certain jurisdictions have regulations requiring products to use environmentally friendly components. Some of our products employ security technology, which is subject to various U.S. export restrictions.

Employees

As of August 18, 2023, we had 370 total employees including 357 full time employees, none of whom is represented by a labor union. We have not experienced any labor problems resulting in a work stoppage and believe we have good relationships with our employees.

Customer and Geographic Concentrations

We conduct our business globally and manage our sales teams by three geographic regions: the Americas; Europe, Middle East, and Africa ("EMEA"); and Asia Pacific Japan ("APJ"). A discussion of sales to our significant customers and related parties, sales within geographic regions as a percentage of net revenue and sales to significant countries as a percentage of net revenue is set forth in Note 11 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Report, which is incorporated herein by reference. A discussion of factors potentially affecting our customer and geographic concentrations is set forth in "Risk Factors" included in Part I, Item 1A of this Report, which is incorporated herein by reference.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and other reports and information that we file or furnish pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge on our website at www.lantronix.com as soon as reasonably practicable after filing or furnishing such reports with the SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically. The contents of our website are not incorporated by reference into this Report. References to our website address in this Report are inactive textual references only.

Information About Our Executive Officers

Executive officers serve at the discretion of our board of directors. There are no family relationships between any of our directors or executive officers. The following table presents the names, ages, and positions held by our executive officers as of the date of this Report:

Name	Age	Position
Jeremy R. Whitaker	53	Interim Chief Executive Officer and Chief Financial Officer

| Eric Bass | 56 | Vice President of Engineering |
| Roger Holliday | 64 | Vice President of Worldwide Sales |

JEREMY R. WHITAKER has served as our interim Chief Executive Officer since June 2023 and our Chief Financial Officer since September 2011. Mr. Whitaker returned to Lantronix after serving as Vice President, Corporate Controller at Mindspeed, a supplier of semiconductor solutions for network infrastructure, from January 2011 to September 2011. Mr. Whitaker previously served as our Vice President of Finance and Accounting from September 2010 to January 2011, where he was responsible for managing all worldwide finance and accounting functions. Mr. Whitaker also served as our Senior Director of Finance and Accounting from February 2006 to September 2010 and our Director of Finance and Accounting from August 2005 to February 2006. Prior to August 2005, Mr. Whitaker held vice president and director level finance and accounting positions with two publicly-traded companies and worked in the assurance practice at Ernst & Young LLP for six years.

ERIC BASS has served as our Vice President of Engineering since January 2023. Prior to joining Lantronix, Mr. Bass held the position of Director of Strategic Programs at Intrinsix Corp., a provider of electronics and custom integrated circuit design engineering solutions and services, from January 2019 to January 2023. Previously, Mr. Bass served in multiple roles at Microsemi Corporation, a provider of semiconductor solutions differentiated by power, security, reliability and performance, from November 2011 to August 2018, culminating with his role as Vice President of Research & Development Voice Circuit and Power-over-Ethernet Divisions from August 2017 to August 2018, and at Zarlink Semiconductor, a provider of mixed-signal chip technologies for a broad range of communications and medical applications, from January 2001 until Zarlink was acquired by Microsemi in November 2011.

ROGER HOLLIDAY joined Lantronix in January 2020 and serves as our Vice President of Worldwide Sales. Prior to joining Lantronix, Mr. Holliday served in various positions at Microsemi Corporation since 1999, serving most recently as Executive Vice President and General Manager from 2013 until Microsemi was acquired by Microchip Technology Inc. in May 2018. Prior to his time at Microsemi, Mr. Holliday served in various product marketing, applications and sales management roles at Linfinity Microelectronics, a manufacturer of standard linear and mixed signal integrated circuits, until Linfinity's acquisition by Microsemi in 1999.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves numerous risks and uncertainties. Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described in this section, as well as other information contained in this Report and in our other filings with the SEC. This section should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Item 8 of this Report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report. If any of these risks or uncertainties actually occurs, our business, financial condition, results of operations or prospects could be materially harmed. In that event, the market price for our common stock could decline and you could lose all or part of your investment. In addition, risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business.

Risks Related to Our Operations and Industry

We have experienced and may in the future experience constraints in the supply of certain materials and components that could affect our operating results.

Some of our integrated circuits are only available from a single source and in some cases, are no longer being manufactured. From time to time, integrated circuits, and potentially other components used in our products, will be phased out of production by the manufacturer. When this happens, we attempt to purchase sufficient inventory to meet our needs until a substitute component can be incorporated into our products. Nonetheless, we may be unable to purchase sufficient components to meet our demands, or we may incorrectly forecast our demands, and purchase too many or too few components. In addition, our products use components that have been in the past and may in the future be subject to market shortages and substantial price fluctuations, whether due to the COVID-19 pandemic, the war between Ukraine and Russia, recent tensions between China and Taiwan or otherwise. From time to time, we have been unable to meet customer orders because we were unable to purchase necessary components for our products. We do not have long-term supply arrangements with most of our vendors to obtain necessary components, including semiconductor chips, or technology for our products and instead purchase components on a purchase order basis. If we are unable to purchase components from these suppliers, our product shipments could be prevented or delayed, which could result in a loss of sales. If we are unable to meet existing orders or to enter into new orders because of a shortage in components, we will likely lose net revenue, risk losing customers and risk harm to our reputation in the marketplace, which could adversely affect our business, financial condition or results of operations. For instance, we continue to experience long lead times and delays in shipments of semiconductor chips. As a result, we have sought alternate sources of certain components, which have been at a higher cost. Because semiconductor chips continue to be subject to an ongoing significant shortage, our ability to source components that use semiconductor chips has been adversely affected. These supply interruptions have resulted in increased component delivery lead times and increased costs to obtain components with available semiconductor chips. To the extent this semiconductor chip shortage or other shortages continue, the production of our products may be impacted.

Future operating results depend upon our ability to timely obtain components in sufficient quantities and on acceptable terms.

We and our contract manufacturers are responsible for procuring raw materials for our products. Our products incorporate some components and technologies that are only available from single or limited sources of supply. Depending on a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. Moreover, due to our limited sales, we may not be able to convince suppliers to continue to make components available to us unless there is demand for these components from their other customers. If any one or more of our suppliers cease to provide us with sufficient quantities of components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply and we may have difficulty identifying additional or replacement suppliers for some of our components.

We outsource substantially all of our manufacturing to contract manufacturers in Asia. If our contract manufacturers are unable or unwilling to manufacture our products at the quality and quantity we request, our business could be harmed.

We use contract manufacturers based in Asia to manufacture substantially all of our products. Generally, we do not have guaranteed supply agreements with our contract manufacturers or suppliers. If any of these subcontractors or suppliers were to cease doing business with us, we might not be able to obtain alternative sources in a timely or cost-effective manner. Our reliance on third-party manufacturers, especially in countries outside of the U.S., exposes us to a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

- lack of guaranteed production capacity or product supply;

- effects of terrorist attacks or geopolitical conflicts abroad;

- reliance on these manufacturers to maintain competitive manufacturing technologies;

- unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

- reduced protection for intellectual property rights in some countries;

- differing labor regulations;

- disruptions to the business, financial stability or operations, including due to strikes, labor disputes or other disruptions to the workforce, of these manufacturers;

- compliance with a wide variety of complex regulatory requirements;

- fluctuations in currency exchange rates;

- changes in a country's or region's political or economic conditions;

- greater difficulty in staffing and managing foreign operations; and

- increased financial accounting and reporting burdens and complexities.

Any problems that we may encounter with the delivery, quality or cost of our products from our contract manufacturers or suppliers could cause us to lose net revenue, damage our customer relationships and harm our reputation in the marketplace, each of which could materially and adversely affect our business, financial condition or results of operations.

From time to time, we may transition the manufacturing of certain products from one contract manufacturer to another. When we do this, we may incur substantial expenses, risk material delays or encounter other unexpected issues.

The effect of COVID-19 and other possible pandemics and similar outbreaks could result in material adverse effects on our business, financial position, results of operations and cash flows.

The COVID-19 pandemic or another pandemic or similar outbreak has had, and may continue to have, an adverse impact on the economy generally, our business and the businesses of our suppliers, and our results of operations and financial condition. In addition, the COVID-19 pandemic resulted in industry events, trade shows and business travel being suspended, cancelled and/or significantly curtailed. While most industry events, trade shows and business travel have resumed, if these activities are suspended, cancelled and/or significantly curtailed in the future, whether due to surges of COVID-19 or other possible pandemics and similar outbreaks, our sales may continue to be negatively impacted in the future.

In addition, the impact of the COVID-19 pandemic or other possible pandemics subject us to various risks and uncertainties that could materially adversely affect our business, results of operations and financial condition, including the following:

- significant volatility or decreases in the demand for our products or extended sales cycles;

- changes in customer behavior and preferences, as customers may experience financial difficulties and/or may delay orders or reduce their spending;

- adverse impacts on our ability to distribute or deliver our products or services, as well as temporary disruptions, restrictions or closures of the facilities of our suppliers or customers and their contract manufacturers;

- further disruptions in our contract manufacturers' ability to manufacture our products, as some contract manufacturers and suppliers of materials used in the production of our products are located in areas more severely impacted by COVID-19, which has limited and could further limit our ability to obtain sufficient materials to produce and manufacture our products; and

- volatility in the availability of raw materials and components that our contract manufacturers purchase and volatility in raw material and other input costs.

The duration and extent of the COVID-19 pandemic or another pandemic's effect on our operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted at this time. The adverse impact of the COVID-19 pandemic or another pandemic or similar outbreak on our business, results of operations and financial condition have been and could continue to be material.

Certain of our products are sold into mature markets, which could limit our ability to continue to generate revenue from these products. Our ability to sustain and grow our business depends on our ability to develop, market, and sell new products.

Certain of our products are sold into mature markets that are characterized by a trend of declining demand. As the overall market for these products decreases due to the adoption of new technologies, we expect that our revenues from these products will continue to decline. As a result, our future prospects will depend on our ability to develop and successfully market new products that address new and growing markets. Our failure to develop new products or failure to achieve widespread customer acceptance of any new products could cause us to lose market share and cause our revenues to decline. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction, marketing and sale of new products or product enhancements. Factors that could cause delays include regulatory and/or industry approvals, product design cycle and failure to identify products or features that customers demand. In addition, the introduction and sale of new products often involves a significant technical evaluation, and we often face delays because of our customers' internal procedures for evaluating, approving and deploying new technologies. For these and other reasons, the sales cycle associated with new products is typically lengthy, often lasting six to 24 months and sometimes longer. Therefore, there can be no assurance that our introduction or announcement of new product offerings will achieve any significant or sustainable degree of market acceptance or result in increased revenue in the near term.

Our software offerings are subject to risks that differ from those facing our hardware products.

We continue to dedicate significant engineering resources to our management software platform, applications, and SaaS offerings, including ConsoleFlow™. These product and service offerings are subject to significant additional risks that are not necessarily related to our hardware products. Our ability to succeed with these offerings will depend in large part on our ability to provide customers with software products and services that offer features and functionality that address the specific needs of businesses. We may face challenges and delays in the development of this product line as the marketplace for products and services evolves to meet the needs and desires of customers. We cannot provide assurances that we will be successful in operating and growing this product line.

In light of these risks and uncertainties, we may not be able to establish or maintain market share for our software and SaaS offerings. As we develop new product lines, we must adapt to market conditions that are unfamiliar to us, such as competitors and distribution channels that are different from those we have known in the past. We have and will encounter competition from other solutions providers, many of whom may have more significant resources than us with which to compete. There can be no assurance that we will recover our investments in this product line, that we will receive meaningful revenue from or realize a profit from this new product line.

We may experience significant fluctuation in our revenue because the timing of large orders placed by some of our customers is often project-based.

Our operating results fluctuate because we often receive large orders from customers that coincide with the timing of the customer's project. Sales of our products and services may be delayed if customers delay approval or commencement of projects due to budgetary constraints, internal acceptance review procedures, timing of budget cycles or timing of competitive evaluation processes. In addition, sometimes our customers make significant one-time hardware purchases for projects which are not repeated. We sell primarily on a purchase order basis rather than pursuant to long-term contracts, and we expect fluctuations in our revenues as a result of one-time project-based purchases to continue in the future. In addition, our sales may be subject to significant fluctuations based on the acceleration, delay or cancellation of customer projects, or our failure to complete one or a series of significant potential sales. Because a significant portion of our operating expenses are fixed, even a single order can have a disproportionate effect on our quarterly revenues and operating results. As a result of the factors discussed above, and due to the complexities of the industry in which we operate, it is difficult for us to forecast demand for our current or future products with any degree of certainty, which means it is difficult for us to forecast our sales. If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

The lengthy sales cycle for our products and services, along with delays in customer completion of projects, make the timing of our revenues difficult to predict.

We have a lengthy sales cycle for many of our products that generally extends between six and 24 months and sometimes longer due to a lengthy customer evaluation and approval process. The length of this process can be affected by factors over which we have little or no control, including the customer's budgetary constraints, timing of the customer's budget cycles, and concerns by the customer about the introduction of new products by us or by our competitors. As a result, sales cycles for customer orders vary substantially among different customers. The lengthy sales cycle is one of the factors that has caused, and may continue to cause, our revenues and operating results to vary significantly from quarter to quarter. In addition, we may incur substantial expenses and devote significant management effort and expense to develop potential relationships that do not result in agreements or revenues, which may prevent us from pursuing other opportunities. Accordingly, excessive delays in sales could be material and adversely affect our business, financial condition or results of operations.

The nature of our products, customer base and sales channels causes us to lack visibility into future demand for our products, which makes it difficult for us to forecast our manufacturing and inventory requirements.

We use forecasts based on anticipated product orders to manage our manufacturing and inventory levels and other aspects of our business. However, several factors contribute to a lack of visibility with respect to future orders, including:

- the lengthy and unpredictable sales cycle for our products that can extend from six to 24 months or longer;

- the project-driven nature of many of our customers' requirements;

- we primarily sell our products indirectly through distributors;

- the uncertainty of the extent and timing of market acceptance of our new products;

- the need to obtain industry certifications or regulatory approval for our products;

- the lack of long-term contracts with our customers;

- the diversity of our product lines and geographic scope of our product distribution;

- we have some customers who make single, non-recurring purchases; and

- a large number of our customers typically purchase in small quantities.

This lack of visibility impacts our ability to forecast our inventory requirements. If we overestimate our customers' future requirements for products, we may have excess inventory, which would increase our costs and potentially require us to write-off inventory that becomes obsolete. Additionally, if we underestimate our customers' future requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers, harm our reputation, and cause our revenues to decline. If any of these events occur, they could prevent us from achieving or sustaining profitability and the value of our common stock may decline.

Delays in qualifying revisions of existing products for certain of our customers could result in the delay or loss of sales to those customers, which could negatively impact our business and financial results.

Our industry is characterized by intense competition, rapidly evolving technology and continually changing customer preferences and requirements. As a result, we frequently develop and introduce new versions of our existing products, which we refer to as revisions.

Prior to purchasing our products, some of our customers require that products undergo a qualification process, which may involve testing of the products in the customer's system. A subsequent revision to a product's hardware or firmware, changes in the manufacturing process or our selection of a new supplier may require a new qualification process, which may result in delays in sales to customers, loss of sales, or us holding excess or obsolete inventory.

After products are qualified, it can take additional time before the customer commences volume production of components or devices that incorporate our products. If we are unsuccessful or delayed in qualifying any new or revised products with a customer, that failure or delay would preclude or delay sales of these products to the customer, and could negatively impact our financial results. In addition, new revisions to our products could cause our customers to alter the timing of their purchases, by either accelerating or delaying purchases, which could result in fluctuations of our net revenue from quarter to quarter.

We depend upon a relatively small number of distributor and end-user customers for a large portion of our revenue, and a decline in sales to these major customers would materially adversely affect our business, financial condition, and results of operations.

Historically, we have relied upon a small number of distributors and end-user customers for a significant portion of our net revenue. Additionally, we expect an increased customer concentration from end-users in the near future based on existing customer supply agreements and order backlog. Our customer concentration could fluctuate, depending on future customer requirements, which will depend on market conditions in the industry segments in which our customers participate. The loss of one or more significant customers or a decline in sales to our significant customers could result in a material loss of sales and possible increase in excess inventories which would adversely affect our business, financial condition, and results of operations.

We depend on distributors for a majority of our sales and to complete order fulfillment.

We depend on the resale of products through distributor accounts for a substantial majority of our worldwide net revenue. In addition, sales through our top five distributors accounted for approximately 35% of our net revenue in fiscal 2023. A significant reduction of effort by one or more distributors to sell our products or a material change in our relationship with one or more distributors may reduce our access to certain end customers and adversely affect our ability to sell our products. Furthermore, if a key distributor materially defaults on a contract or otherwise fails to perform, our business and financial results would suffer.

In addition, the financial health of our distributors and our continuing relationships with them are important to our success. Our business could be harmed if the financial health of these distributors impairs their performance and we are unable to secure alternate distributors.

Our ability to sustain and grow our business depends in part on the success of our distributors and resellers.

A substantial part of our revenues is generated through sales by distributors and resellers. To the extent they are unsuccessful in selling our products, or if we are unable to obtain and retain a sufficient number of high-quality distributors and resellers, our operating results could be materially and adversely affected. In addition, our distributors and resellers may devote more resources to marketing, selling and supporting products and services that are competitive with ours, than to our products. They also may have incentives to promote our competitors' products over our products, particularly for our competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our distributors and resellers. In these cases, one or more of our important distributors or resellers may stop selling our products completely or may significantly decrease the volume of products they sell on our behalf. This sales structure also could subject us to lawsuits, potential liability and reputational harm if, for example, any of our distributors or resellers misrepresents the functionality of our products or services to customers, violates laws or our corporate policies. If we fail to effectively manage our existing or future distributors and resellers effectively, our business and operating results could be materially and adversely affected.

Changes to the average selling prices of our products could affect our net revenue and gross margins and adversely affect results of operations.

In the past, we have experienced reductions in the average selling prices and gross margins of our products. We expect competition to continue to increase, and we anticipate this could result in additional downward pressure on our pricing. Our average selling prices for our products might also decline as a result of other reasons, including promotional programs introduced by us or our competitors and customers who negotiate price concessions. To the extent we are able to increase prices, we may experience a decline in sales volumes if customers decide to purchase competitive products. If any of these were to occur, our gross margins could decline and we might not be able to reduce the cost to manufacture our products enough or at all to keep up with the decline in prices.

If we are unable to sell our inventory in a timely manner, it could become obsolete, which could require us to write-down or write off obsolete inventory, which could harm our operating results.

At any time, competitive products may be introduced with more attractive features or at lower prices than ours. If this occurs, and for other reasons, we may not be able to accurately forecast demand for our products and our inventory levels may increase. There is a risk that we may be unable to sell our inventory in a timely manner to avoid it becoming obsolete. If we are required to substantially discount our inventory or are unable to sell our inventory in a timely manner, we would be required to increase our inventory reserves or write off obsolete inventory and our operating results could be substantially harmed.

Our failure to compete successfully in our highly competitive market could result in reduced prices and loss of market share.

The market in which we operate is intensely competitive, subject to rapid technological advances and highly sensitive to evolving industry standards. The market can also be affected significantly by new product and technology introductions and marketing and pricing activities of industry participants. Our products compete directly with products produced by a number of our competitors. Many of our competitors and potential competitors have greater financial and human resources for marketing and product development, more experience conducting research and development activities, greater experience obtaining regulatory approval for new products, larger distribution and customer networks, more established relationships with contract manufacturers and suppliers, and more established reputations and name recognition. For these and other reasons, we may not be able to compete successfully against our current or potential future competitors. In addition, the amount of competition we face in the marketplace may change and grow as the market for IoT and M2M networking solutions grows and new companies enter the marketplace. Present and future competitors may be able to identify new markets, adapt new technologies, develop and commercialize products more quickly and gain market acceptance of products with greater success. As a result of these competitive factors, we may fail to meet our business objectives and our business, financial condition and operating results could be materially and adversely affected.

Acquisitions, strategic partnerships, joint ventures or investments may impair our capital and equity resources, divert our management's attention or otherwise negatively impact our operating results.

We may pursue acquisitions, strategic partnerships and joint ventures that we believe would allow us to complement our growth strategy, increase market share in our current markets and expand into adjacent markets, broaden our technology and intellectual property and strengthen our relationships with distributors, OEMs and ODMs. For instance, we acquired Maestro, Intrinsyc, the Transition Networks and Net2Edge businesses of CSI, and Uplogix in 2019, 2020, 2021 and 2022 respectively. Our previous acquisitions have required, and any future acquisition, partnership, joint venture or investment may also require, that we pay significant cash, issue equity and/or incur substantial debt. Acquisitions, partnerships or joint ventures may also result in the loss of key personnel and the dilution of existing stockholders to the extent we are required to issue equity securities. In addition, acquisitions, partnerships or joint ventures require significant managerial attention, which may be diverted from our other operations. These capital, equity and managerial commitments may impair the operation of our business. Furthermore, acquired businesses may not be effectively integrated, may be unable to maintain key pre-acquisition business relationships, may not result in expected synergies, an increase in revenues or earnings or the delivery of new products, may contribute to increased fixed costs, and may expose us to unanticipated liabilities. If any of these occur, we may fail to meet our business objectives and our business, financial condition and operating results could be materially and adversely affected.

We may experience difficulties associated with utilizing third-party logistics providers.

A majority of our physical inventory management process, as well as the shipping and receiving of our inventory, is performed by third-party logistics providers in Los Angeles, California and Hong Kong. There is a possibility that these third-party logistics providers will not perform as expected and we could experience delays in our ability to ship, receive, and process the related data in a timely manner. This could adversely affect our financial position, results of operations, cash flows and the market price of our common stock.

Relying on third-party logistics providers could increase the risk of the following: failing to receive accurate and timely inventory data, theft or poor physical security of our inventory, inventory damage, ineffective internal controls over inventory processes or other similar business risks out of our immediate control.

Risks Related to Technology, Cybersecurity and Intellectual Property

Cybersecurity breaches and other disruptions could compromise our information and expose us to liability, which could cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees, on our networks and third-party cloud software providers. Increased global information technology ("IT") security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. There have been several recent, highly publicized cases in which organizations of various types and sizes have reported the unauthorized disclosure of customer or other confidential information, as well as cyberattacks involving the dissemination, theft and destruction of corporate information, intellectual property, cash or other valuable assets. There have also been several highly publicized cases in which hackers have requested "ransom" payments in exchange for not disclosing customer or other confidential information or for not disabling the target company's computer or other systems. The secure processing, maintenance and transmission of the information that we collect and store on our systems is critical to our operations and implementing security measures designed to prevent, detect, mitigate or correct these or other IT security threats involves significant costs. Although we have taken steps to protect the security of our information systems, we have, from time to time, experienced threats to our data and systems, including malware, phishing and computer virus attacks, and it is possible that in the future our safety and security measures will not prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. In addition, due to the fast pace and unpredictability of cyber threats, long-term implementation plans designed to address cybersecurity risks become obsolete quickly and, in some cases, it may be difficult to anticipate or immediately detect such incidents and the damage they cause. Any unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business.

If our products become subject to cybersecurity breaches, or if public perception is that they are vulnerable to cyberattacks, our reputation and business could suffer.

We could be subject to liability or our reputation could be harmed if technologies integrated into our products, or our products, fail to prevent cyberattacks, or if our partners or customers fail to safeguard the systems with security policies that conform to industry best practices. In addition, any cyberattack or security breach that affects a competitor's products could lead to the negative perception that our solutions are or could be subject to similar attacks or breaches.

Some of our software offerings may be subject to various cybersecurity risks, which are particularly acute in the cloud-based technologies operated by us and other third parties that form a part of our solutions.

In connection with certain implementations of our management software platform, application, and SaaS offering, ConsoleFlow, we expect to store, convey and process data produced by devices. This data may include confidential or proprietary information, intellectual property or personally identifiable information of our customers or other third parties with whom they do business. It is important for us to maintain solutions and related infrastructure that are perceived by our customers and other parties with whom we do business to provide a reasonable level of reliability and security. Despite available security measures and other precautions, the infrastructure and transmission methods used by our products and services may be vulnerable to interception, attack or other disruptive problems.

If a cyberattack or other security incident were to allow unauthorized access to or modification of our customers' data or our own data, whether due to a failure with our systems or related systems operated by third parties, we could suffer damage to our brand and reputation. The costs we would incur to address and fix these incidents could significantly increase our expenses. These types of security incidents could also lead to lawsuits, regulatory investigations and increased legal liability, including in some cases contractual costs related to customer notification and fraud monitoring. Further, as regulatory focus on privacy and data security issues continues to increase and worldwide laws and regulations concerning the protection of information become more complex, the potential risks and costs of compliance to our business will intensify.

If software that we incorporate into our products were to become unavailable or no longer available on commercially reasonable terms, it could adversely affect sales of our products, which could disrupt our business and harm our financial results.

Certain of our products contain software developed and maintained by third-party software vendors or which are available through the "open source" software community. We also expect that we may incorporate software from third-party vendors and open source software in our future products. Our business would be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with alternate third-party software or open source software, or develop these components ourselves, which would result in increased costs and could result in delays in our product shipments. Furthermore, we might be forced to limit the features available in our current or future product offerings.

Our products may contain undetected software or hardware errors or defects that could lead to an increase in our costs, reduce our net revenue or damage our reputation.

We currently offer warranties ranging from one to five years on each of our products. Our products could contain undetected software or hardware errors or defects. If there is a product failure, we might have to replace all affected products, or we might have to refund the purchase price for the units. Regardless of the amount of testing we undertake, some errors might be discovered only after a product has been installed and used by customers. Any errors discovered after commercial release could result in financial losses and claims against us. Significant product warranty claims against us could harm our business, reputation and financial results and cause the market price of our common stock to decline.

We may not be able to adequately protect or enforce our intellectual property rights, which could harm our competitive position or require us to incur significant expenses to enforce our rights.

We rely primarily on a combination of laws, such as patent, copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Despite any precautions that we have taken:

- laws and contractual restrictions might not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

- other companies might claim intellectual property rights based upon prior use that negatively impacts our ability to enforce our trademarks and patents; and

- policing unauthorized use of our patented technology and trademarks is difficult, expensive and time-consuming, and we might be unable to determine the extent of this unauthorized use.

Also, the laws of some of the countries in which we market and manufacture our products offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. Consequently, we may be unable to prevent our proprietary technology from being exploited by others in the U.S. or abroad, which could require costly efforts to protect our technology. Policing the unauthorized use of our technology, trademarks and other proprietary rights is expensive, difficult and, in some cases, impracticable. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which may harm our business, financial condition and results of operations.

The impact of natural disasters and other business interruptions could negatively impact our supply chain and customers resulting in an adverse impact to our revenues and profitability.

Certain of our components and other materials used in producing our products are from regions susceptible to natural disasters. A natural disaster could damage equipment and inventory at our suppliers' facilities, adversely affecting our supply chain. If we are unable to obtain these materials, we could experience a disruption to our supply chain that would hinder our ability to produce our products in a timely manner, or cause us to seek other sources of supply, which may be more costly or which we may not be able to procure on a timely basis. In addition, our customers may not follow their normal purchasing patterns or temporarily cease purchasing from us due to impacts to their businesses in the region, creating unexpected fluctuations or decreases in our revenues and profitability. Natural disasters in other parts of the world on which our operations are reliant also could have material adverse impacts on our business.

In addition, our operations and those of our suppliers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, cybersecurity breaches, IT systems failure, terrorist attacks and other events beyond our control, including the effects of climate change. A substantial portion of our facilities, including our corporate headquarters and other critical business operations, are located near major earthquake faults and, therefore, may be more susceptible to damage if an earthquake occurs. We do not carry earthquake insurance for direct earthquake-related losses. If a business interruption occurs, whether due to a natural disaster or otherwise, our business could be materially and adversely affected.

Risk Related to Liquidity and Capital Resources

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

We regularly maintain domestic cash deposits in the Federal Deposit Insurance Corporation ("FDIC") insured banks, which exceed the FDIC insurance limits. Bank failures, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to widespread demands for customer withdrawals and liquidity constraints that may result in market-wide liquidity problems. For example, on March 10, 2023, SVB failed and was taken into receivership by the FDIC. At that time, we maintained deposits amounting to approximately 85% of our total cash at SVB. On March 12, 2023, federal regulators announced that the FDIC would complete its resolution of SVB in a manner that fully protects all depositors, and on March 26, 2023, the assets, deposits and loans of SVB were acquired by First Citizens Bank. While we were able to regain full access to our deposits with SVB and have taken steps to diversify our banking relationships since then, our Loan Agreement with SVB currently requires us to hold 50% of our company-wide cash balances at SVB, and consequently any future failure of that bank could simultaneously prevent access to both a substantial portion of our cash holdings and to our credit line for funds needed to meet our working capital requirements and other financial commitments. Our cash balances are concentrated at a small number of financial institutions. In addition, current macroeconomic conditions have continued to cause turmoil in the banking sector since the failure of SVB. For example, on March 12, 2023, Signature Bank Corp. and Silvergate Capital Corp. were each swept into receivership, and on May 1, 2023, the FDIC took control of First Republic Bank and brokered its sale to JPMorgan Chase. Further bank failures, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, including disruptions that may cause delays in our ability to transfer funds, make payments, or withdraw funds whether held with SVB or other banks, could adversely impact our liquidity and financial performance. A failure to timely access our cash on deposit with SVB or other banks could require the scaling back of our operations and production, negatively affect our credit, and prevent us from fulfilling contractual obligations. Moreover, there can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S. or any applicable foreign government in the future or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a future failure or liquidity crisis, and such uninsured deposits may ultimately be lost. In addition, if any of the parties with whom we conduct business are unable to access funds due to the status of their financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

We have a history of losses.

We have historically incurred net losses. There can be no assurance that we will generate net profits in future periods. Further, there can be no assurance that we will be cash flow positive in future periods. In the event that we fail to achieve profitability in future periods, the value of our common stock may decline. In addition, if we are unable to achieve or maintain positive cash flows, we would be required to seek additional funding, which may not be available on favorable terms, if at all.

We may need additional capital and it may not be available on acceptable terms, or at all.

To remain competitive, we must continue to make significant investments to operate our business and develop our products. Our future capital requirements will depend on many factors, including the timing and amount of our net revenue, research and development expenditures, expenses associated with any strategic partnerships or acquisitions and infrastructure investments, and expenses related to litigation, each of which could negatively affect our ability to generate additional cash from operations. If cash generated from operations is insufficient to satisfy our working capital requirements, we may need to raise additional capital. Looking ahead at long-term needs, we may need to raise additional funds for a number of purposes, including, but not limited to:

- to fund working capital requirements;

- to update, enhance or expand the range of products we offer;

- to refinance existing indebtedness;

- to increase our sales and marketing activities;

- to respond to competitive pressures or perceived opportunities, such as investment, acquisition and international expansion activities; or

- to acquire additional businesses

We may seek additional capital from public or private offerings of our capital stock, borrowings under our existing or future credit lines or other sources. If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaborations, licensing, joint ventures, or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us. There can be no assurance that we will be able to raise any needed capital on terms acceptable to us, if at all. If we are unable to secure additional financing in sufficient amounts or on favorable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, respond to competition or continue to operate our business.

The terms of our Senior Credit Facilities may restrict our financial and operational flexibility and, in certain cases, our ability to operate.

The terms of our Senior Credit Facilities restrict, among other things, our ability to incur liens, incur indebtedness, dispose of assets, make investments, make certain restricted payments, merge or consolidate and enter into certain speculative hedging arrangements. Further, we are currently and may in the future be required to maintain specified financial ratios, including pursuant to a maximum leverage ratio, a minimum fixed charge coverage ratio or a minimum liquidity test. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. Pursuant to our amended credit agreement and the related loan and security agreement, we have pledged substantially all of our assets to our senior lender,

SVB. In addition, the Loan Agreement with SVB currently requires us to hold 50% of our company-wide cash balances at SVB, which may limit our ability to manage our cash holdings effectively and could put a substantial portion of those holdings at risk in the event of a bank failure.

Risks Related to International Operations

Rising concern regarding international tariffs could materially and adversely affect our business and results of operations.

The current political landscape has introduced significant uncertainty with respect to future trade regulations and existing international trade agreements, as shown by the U.S.-initiated renegotiation of the North America Free Trade Agreement, Brexit in Europe, and the current war between Ukraine and Russia. This uncertainty includes the possibility of imposing tariffs or penalties on products manufactured outside the U.S., including the U.S. government's institution of a 25% tariff on a range of products from China and subsequent tariffs imposed by the U.S. as well as tariffs imposed by trading partners on U.S. goods, the potential for increased trade barriers between the U.K. and the European Union, and export controls or other retaliatory actions against, or restrictions on doing business with Russia, as well as any resulting disruption, instability or volatility in the global markets and industries resulting from such conflict. The institution of trade tariffs both globally and between the U.S. and China specifically, carries the risk of negatively affecting the overall economic conditions of both China and the U.S., which could have a negative impact on us.

We cannot predict whether, and to what extent, there may be changes to international trade agreements or whether quotas, duties, tariffs, exchange controls or other restrictions on our products will be changed or imposed. If we are unable to source our products from the countries where we wish to purchase them, either because of regulatory changes or for any other reason, or if the cost of doing so increases, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, imposition of tariffs may result in local sourcing initiatives, or other developments that make it more difficult to sell our products in foreign countries, which would negatively impact our business and operating results.

We face risks associated with our international operations that could impair our ability to grow our revenues abroad as well as our overall financial condition.

We believe that our future growth is dependent in part upon our ability to increase sales in international markets. These sales are subject to a variety of risks, including geopolitical events, fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, potentially adverse tax consequences, and export license requirements. In addition, we are subject to the risks inherent in conducting business internationally, including political and economic instability and unexpected changes in diplomatic and trade relationships. In many markets where we operate, business and cultural norms are different than those in the U.S., and practices that may violate laws and regulations applicable to us such as the Foreign Corrupt Practices Act (the "FCPA") unfortunately are more commonplace. Although we have implemented policies and procedures with the intention of ensuring compliance with these laws and regulations, our employees, contractors and agents, as well as distributors and resellers involved in our international sales, may take actions in violation of our policies. Many of our vendors and strategic business allies also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if one or more of our business partners are not able to successfully manage these risks. There can be no assurance that one or more of these factors will not have a material adverse effect on our business strategy and financial condition.

Foreign currency exchange rates may adversely affect our results.

We are exposed to market risk primarily related to foreign currencies and interest rates. In particular, we are exposed to changes in the value of the U.S. dollar versus the local currency in which our products are sold and our services are purchased, including devaluation and revaluation of local currencies. Accordingly, fluctuations in foreign currency rates could adversely affect our revenues and operating results.

Risks Related to Regulatory Compliance and Legal Matters

Our inability to obtain appropriate industry certifications or approvals from governmental regulatory bodies could impede our ability to grow revenues in our wireless products.

The sale of our wireless products in some geographical markets is sometimes dependent on the ability to gain certifications and/or approvals by relevant governmental bodies. In addition, many of our products are certified as meeting various industry quality and/or compatibility standards. Failure to obtain these certifications or approvals, or delays in receiving any needed certifications or approvals, could impact our ability to compete effectively or at all in these markets and could have an adverse impact on our revenues.

Our failure to comply effectively with regulatory laws pertaining to our foreign operations could have a material adverse effect on our revenues and profitability.

We are required to comply with U.S. government export regulations in the sale of our products to foreign customers, including requirements to properly classify and screen our products against a denied parties list prior to shipment. We are also required to comply with the provisions of the FCPA and all other anti-corruption laws, such as the U.K. Anti-Bribery Act, of all other countries in which we do business, directly or indirectly, including compliance with the anti-bribery prohibitions and the accounting and recordkeeping requirements of these laws. Violations of the FCPA or other similar laws could trigger sanctions, including ineligibility for U.S. government insurance and financing, as well as large fines. Failure to comply with the aforementioned regulations could also affect our decision to sell our products in international jurisdictions, which could have a material adverse effect on our revenues and profitability.

Our failure to comply effectively with the requirements of applicable environmental legislation and regulation could have a material adverse effect on our revenues and profitability.

Certain states and countries have passed regulations relating to chemical substances in electronic products and requiring electronic products to use environmentally friendly components. For example, the European Union has the Waste Electrical and Electronic Equipment Directive, the Restrictions of Hazardous Substances Directive, and the Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals. In the future, China and other countries including the U.S. are expected to adopt further environmental compliance programs. In order to comply with these regulations, we may need to redesign our products to use different components, which may be more expensive, if they are available at all. If we fail to comply with these regulations, we may not be able to sell our products in jurisdictions where these regulations apply, which could have a material adverse effect on our revenues and profitability.

Increasing attention on environmental, social and governance matters may have a negative impact on our business, impose additional costs on us, and expose us to additional risks.

Increasingly regulators (including the SEC), customers, investors, employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters. While we have, or are developing, certain ESG initiatives, there can be no assurance that regulators, customers, investors, and employees will determine that these programs are sufficiently robust. Actual or perceived shortcomings with respect to our ESG initiatives and reporting can impact our ability to hire and retain employees, increase our customer base, or attract and retain certain types of investors. In addition, these parties are increasingly focused on specific disclosures and frameworks related to ESG matters. Collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact on us, including on our reputation and stock price. Inadequate processes to collect and review this information prior to disclosure could subject us to potential liability related to such information.

Current or future litigation could adversely affect us.

We are subject to a wide range of claims and lawsuits in the course of our business. Any lawsuit may involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources. The results of litigation are inherently uncertain, and adverse outcomes are possible.

In particular, litigation regarding intellectual property rights occurs frequently in our industry. The results of litigation are inherently uncertain, and adverse outcomes are possible. Adverse outcomes may have a material adverse effect on our business, financial condition or results of operations.

There is a risk that other third parties could claim that our products, or our customers' products, infringe on their intellectual property rights or that we have misappropriated their intellectual property. In addition, software, business processes and other property rights in our industry might be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Other parties might currently have, or might eventually be issued, patents that pertain to the proprietary rights we use. Any of these third parties might make a claim of infringement against us. The results of litigation are inherently uncertain, and adverse outcomes are possible.

Responding to any infringement claim, regardless of its validity, could:

- be time-consuming, costly and/or result in litigation;

- divert management's time and attention from developing our business;

- require us to pay monetary damages, including treble damages if we are held to have willfully infringed;

- require us to enter into royalty and licensing agreements that we would not normally find acceptable;

- require us to stop selling or to redesign certain of our products; or

- require us to satisfy indemnification obligations to our customers.

If any of these occur, our business, financial condition or results of operations could be adversely affected.

General Risk Factors

Rising interest rates may negatively impact our results of operations and financing costs.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies. In an effort to combat inflation, a number of central banks around the world, including the U.S., have raised interest rates and are expected to keep increasing interest rates. Increased interest rates may hinder the economic growth in markets where we do business, and has and may continue to have negative impacts on the global economy. Rising interest rates may lead customers to decrease or delay spending on products and projects, including on products that we sell, which may have a material adverse effect on our business, financial condition and results of operations. In addition, higher interest rates impact the amount of interest we pay for our debt obligations and leases and continue and sustained increases in interest rates could negatively impact our financing costs or cash flow.

Risks generally associated with a company-wide implementation of an enterprise resource planning (ERP) system may adversely affect our business and results of operations or the effectiveness of our internal controls over financial reporting.

In October 2022 we implemented a company-wide ERP system to upgrade certain existing business, operational, and financial processes, and continue to refine the system on an ongoing basis. Our ERP implementation is a complex and time-consuming project. This project has required and may continue to require investment of capital and human resources, the re-engineering of processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Any deficiencies in the design and implementation of the new ERP system could result in higher costs than we had anticipated and could adversely affect our ability to develop and launch solutions, provide services, fulfill contractual obligations, file reports with the SEC in a timely manner, operate our business or otherwise affect our controls environment. Any of these consequences could have an adverse effect on our results of operations and financial condition. In addition, because the ERP is a new system that we have limited prior experience with, there is an increased risk that one or more of our financial controls may fail. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we determine that we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We identified a material weakness in our internal control related to ineffective information technology general controls which, if not remediated appropriately or timely, could result in loss of investor confidence and adversely impact our stock price.

Internal controls related to the operation of technology systems are critical to maintaining adequate internal control over financial reporting. As disclosed in Part II, Item 9A, during the fourth quarter of fiscal 2023, management identified a material weakness related to the design and implementation of information technology general controls related to the Company's information systems that are relevant to the preparation of consolidated financial statements. Specifically, we did not design and maintain user access controls to adequately restrict user access to the financial application and data to appropriate Company personnel. As a result, management concluded that our internal control over financial reporting was not effective as of June 30, 2023. We are implementing remedial measures and, while there can be no assurance that our efforts will be successful, we plan to remediate the material weakness prior to the end of fiscal 2024. These measures will result in additional technology and other expenses. If we are unable to remediate the material weakness, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

If we are unable to attract, retain or motivate key senior management and technical personnel, it could seriously harm our business.

Our financial performance depends substantially on the performance of our executive officers and of key engineers, marketing and sales employees. We are particularly dependent upon our technical personnel, due to the specialized technical nature of our business. If we were to lose the services of our executive officers or any of our key personnel and were not able to find replacements in a timely manner, our business could be disrupted, other key personnel might decide to leave, and we might incur increased operating expenses associated with finding and compensating replacements.

Our quarterly operating results may fluctuate, which could cause the market price of our common stock to decline.

We have experienced, and expect to continue to experience, significant fluctuations in net revenue, expenses and operating results from quarter to quarter. We therefore believe that quarter to quarter comparisons of our operating results are not a good indication of our future performance, and you should not rely on them to predict our future operating or financial performance or the future performance of the market price of our common stock. A high percentage of our operating expenses are relatively fixed and are based on our forecast of future revenue. If we were to experience an unexpected reduction in net revenue in a quarter, we would likely be unable to adjust our short-term expenditures significantly. If this were to occur, our operating results for that fiscal quarter would be harmed. In addition, if our operating results in future fiscal quarters were to fall below the expectations of equity analysts and investors, the market price of our common stock would likely fall.

The market price of our common stock may be volatile based on a number of factors, many of which are not under our control.

The market price of our common stock has been highly volatile. The market price of our common stock could be subject to wide fluctuations in response to a variety of factors, many of which are out of our control, including:

- adverse changes in domestic or global economic, market and other conditions;

- new products or services offered by our competitors;

- our completion of or failure to complete significant one-time sales of our products;

- actual or anticipated variations in quarterly operating results;

- changes in financial estimates by securities analysts;

- announcements of technological innovations;

- our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- conditions or trends in the industry;

- additions or departures of key personnel;

- increased competition from industry consolidation;

- mergers and acquisitions; and

- sales of common stock by our stockholders or us or repurchases of common stock by us.

In addition, the Nasdaq Capital Market often experiences price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of companies listed on the Nasdaq Capital Market.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

The following table presents details regarding our leased facilities:

Locations	Primary Use	Approximate Square Footage
Irvine, California, U.S.A.	Corporate headquarters; sales and marketing, research and development, operations and administration	14,000
Plymouth, Minnesota, U.S.A.	Operations and warehousing, engineering, sales and marketing	66,000
Vancouver, British Columbia, Canada	Engineering	8,500
Hyderabad, India	Engineering	18,000
Illmenau, Germany	Engineering, sales and marketing	7,500
Taiwan	Engineering, sales and marketing	5,500

We believe our existing facilities are adequate to meet our needs. If additional space is needed in the future, we believe that suitable space will be available on commercially reasonable terms.

ITEM 3.   LEGAL PROCEEDINGS

None.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our common stock is traded on the Nasdaq Capital Market under the symbol "LTRX." The number of holders of record of our common stock as of August 31, 2023 was approximately 28.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future, and we intend to retain any future earnings for use in the expansion of our business and for general corporate purposes. Any future decision to declare or pay dividends will be made by our board of directors in its sole discretion and will depend upon our financial condition, operating results, capital requirements and other factors that our board of directors deems appropriate at the time of its decision.

Issuer Repurchases

We did not repurchase any shares of our common stock during the fourth quarter of fiscal 2023.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the accompanying notes thereto included in Part II, Item 8 of this Report. This discussion and analysis contains forward-looking statements that are based on our management's current beliefs and assumptions, which statements are subject to substantial risks and uncertainties. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of many factors, including those discussed in "Risk Factors" included in Part I, Item 1A of this Annual Report on Form 10-K for the fiscal year ended June 30, 2023 ("Report"). Please also see "Cautionary Note Regarding Forward Looking Statements" at the beginning of this Report.

Overview

Lantronix, Inc. is a global Industrial and Enterprise internet of things ("IoT") provider of solutions that target high growth applications in specific verticals such as Smart Grid, Intelligent Transportation, Smart Cities, and AI Data Centers. Building on a long history of Networking and video processing competence, target applications include Intelligent Substations infrastructure, Infotainment systems, and Video Surveillance, supplemented with a comprehensive Out of Band Management ("OOB") products offering for Cloud and Edge Computing.

We conduct our business globally and manage our sales teams by three geographic regions: the Americas; Europe, Middle East, and Africa ("EMEA"); and Asia Pacific Japan ("APJ").

References to "fiscal 2023" refer to the fiscal year ended June 30, 2023 and references to "fiscal 2022" refer to the fiscal year ended June 30, 2022.

Products and Solutions

To more closely align the categorization of our product lines with how we position them in the marketplace, we have re-organized our products and solutions. We now organize our products and solutions into three product lines: Embedded IoT Solutions, IoT System Solutions, and Software & Services. Until this recent change, we had organized our products and solutions into three different product lines: IoT, remote environment management ("REM") and Other. Going forward, we do not plan to disclose our net revenue by the old categorizations. Refer to "Products and Solutions" included in Part I, Item 1 of this Report, which is incorporated herein by reference, for further discussion.

Recent Developments

TN Companies Acquisition

On August 2, 2021 we acquired the Transition Networks and Net2Edge businesses (the "TN Companies") from Communication Systems, Inc. ("CSI") for an aggregate purchase price of approximately $30,651,000, which included earnout payments of up to $7,000,000 depending on the achievement of certain revenue targets for the TN Companies. The TN Companies provide us with complementary IoT connectivity products and capabilities, including switching, Power over Ethernet ("PoE") and media conversion and adapter products. In connection with the closing of the acquisition, we entered into new loan agreements with Silicon Valley Bank ("SVB") which included (i) a new term loan of $17,500,000 with an available revolving credit facility of up to $2,500,000 and (ii) a second term loan of $12,000,000. In January 2022, we repaid the $12,000,000 second term loan.

Uplogix Acquisition

On September 12, 2022 we acquired Uplogix, Inc. ("Uplogix") for an aggregate purchase price of $8,000,000, subject to certain adjustments, plus an earnout up to an additional $4,000,000 depending on the achievement of certain revenue targets of the business of Uplogix through September 30, 2023. Uplogix brings immediate scale to our out-of-band remote management solutions, adding a complementary high-end product offering that includes high-margin maintenance and licensing revenues.

Refer to *Note 3* of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Report, which is incorporated herein by reference, for additional discussions regarding these acquisitions.

Recent Accounting Pronouncements

Refer to *Note 1* of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Report, which is incorporated herein by reference, for a discussion of recent accounting pronouncements.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in accordance with U.S. generally accepted accounting principles requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. We regularly evaluate our estimates and assumptions related to revenue recognition, sales returns and allowances, inventory valuation, restructuring charges, valuation of deferred income taxes, valuation of goodwill and long-lived and intangible assets, share-based compensation, litigation and other contingencies. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

Revenue Recognition

Revenue is recognized upon the transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We apply the following five-step approach in determining the amount and timing of revenue to be recognized: (i) identifying the contract with a customer, (ii) identifying the performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations in the contract and (v) recognizing revenue when the performance obligation is satisfied.

A significant portion of our products are sold to distributors under agreements which contain (i) limited rights to return unsold products and (ii) price adjustment provisions, both of which are accounted for as variable consideration when estimating the amount of revenue to recognize. Establishing accruals for product returns and pricing adjustments requires the use of judgment and estimates that impact the amount and timing of revenue recognition. When product revenue is recognized, we establish an estimated allowance for future product returns based primarily on historical returns experience and other known or anticipated returns. We also record reductions of revenue for pricing adjustments, such as competitive pricing programs and rebates, in the same period that the related revenue is recognized, based primarily on approved pricing adjustments and our historical experience. Actual product returns or pricing adjustments that differ from our estimates could result in increases or decreases to our net revenue.

A portion of our revenues are derived from engineering and related consulting service contracts with customers. These contracts generally include performance obligations in which control is transferred over time because the customer either simultaneously receives and consumes the benefits provided or our performance on the contract creates or enhances an asset that the customer controls. These contracts typically provide services on the following basis:

- Time & Materials ("T&M") – services consist of revenues from software modification, consulting implementation, training and integration services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary depending on the actual time and materials incurred based on the customer's needs.

- Fixed Price – arrangements to render specific consulting and software modification services which tend to be more complex.

Performance obligations for T&M contracts qualify for the "Right to Invoice" practical expedient within the revenue guidance. Under this practical expedient, we may recognize revenue, over time, in the amount to which we have a right to invoice. In addition, we are not required to estimate variable consideration upon inception of the contract and reassess the estimate each reporting period. We determined that this method best represents the transfer of services as, upon billing, we have a right to consideration from a customer in an amount that directly corresponds with the value to the customer of our performance completed to date.

We recognize revenue on fixed price contracts, over time, using an input method based on the proportion of our actual costs incurred (generally labor hours expended) to the total costs expected to complete the contract performance obligation. We determined that this method best represents the transfer of services as the proportion closely depicts the efforts or inputs completed towards the satisfaction of a fixed price contract performance obligation.

From time to time, we may enter into contracts with customers that include promises to transfer multiple performance obligations that may include sales of products, professional engineering services and other product qualification or certification services. Determining whether the promises in these arrangements are considered distinct performance obligations, that should be accounted for separately versus together, often requires judgment. We consider performance obligations to be distinct when the customer can benefit from the promised good or service on its own or by combining it with other resources readily available and when the promised good or service is separately identifiable from other promised goods or services in the contract. In these arrangements, we allocate revenue on a relative standalone selling price basis by maximizing the use of observable inputs to determine the standalone selling price for each performance obligation. Additionally, estimating standalone selling prices for separate performance obligations within a contract may require significant judgment and consideration of various factors including market conditions, items contemplated during negotiation of customer arrangements and internally-developed pricing models. Changes to performance obligations that we identify, or the estimated selling prices pertaining to a contract, could materially impact the amounts of earned and unearned revenue that we record.

Inventory Valuation

We value inventories at the lower of cost (on a first-in, first-out basis) or net realizable value, whereby we make estimates regarding the market value of our inventories, including an assessment of excess and obsolete inventories. We determine excess and obsolete inventories based on an estimate of the future sales demand for our products within a specified time horizon, which is generally 12 months. In addition, specific reserve estimates are recorded to cover risks for end-of-life products, inventory located at our contract manufacturers and warranty replacement stock. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand and judgement to determine excess inventory may prove to be inaccurate, in which case we may have understated or overstated the reduction to the total carrying value of our inventory for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold, resulting in a reduction in our gross margins, at the time of such determination. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations.

Restructuring Charges

We recognize costs and related liabilities for restructuring activities when they are incurred. Our restructuring charges are primarily comprised of employee separation costs, asset impairments and contract exit costs. Employee separation costs include one-time termination benefits that are recognized as a liability at estimated fair value, at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing termination benefits are recognized as a liability at estimated fair value when the amount of such benefits are probable and reasonably estimable. Contract exit costs include contract termination fees and right-of-use asset impairments recognized on the date that we have vacated the premises or ceased use of the leased facilities. A liability for contract termination fees is recognized in the period in which we terminate the contract. Restructuring accruals are based upon management estimates at the time they are recorded and can change depending upon changes in facts and circumstances subsequent to the date the original liability is recorded. If actual results differ, or if management determines revised estimates are necessary, we may record additional liabilities or reverse a portion or existing liabilities.

Valuation of Deferred Income Taxes

We have recorded a valuation allowance to reduce our net deferred tax assets to zero, primarily due to historical net operating losses ("NOLs") and uncertainty of generating future taxable income. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we determine that it is more likely than not that we will realize a deferred tax asset that currently has a valuation allowance, we would be required to reverse the valuation allowance, which would be reflected as an income tax benefit in our consolidated statements of operations at that time.

Business Combinations

We allocate the fair value of the purchase consideration of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), if applicable, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. The valuation of acquired assets and assumed liabilities requires significant judgment and estimates, especially with respect to intangible assets. The valuation of intangible assets, in particular, requires that we use valuation techniques such as the income approach. The income approach includes the use of a discounted cash flow model, which includes discounted cash flow scenarios and requires significant estimates such as future expected revenue, expenses, capital expenditures and other costs, and discount rates. We estimate the fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from our estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

Goodwill Impairment Testing

We evaluate goodwill for impairment on an annual basis in our fourth fiscal quarter or more frequently if we believe indicators of impairment exist that would more likely than not reduce the fair value of our single reporting unit below its carrying amount.

We begin our evaluation of goodwill for impairment by assessing qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying value. Some factors that we consider important in the qualitative assessment which could trigger a goodwill impairment review include:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- a significant decline in our stock price for a sustained period; and
- a significant change in our market capitalization relative to our book value.

Based on our qualitative assessment, if we conclude that it is more likely than not that the fair value of our single reporting unit is less than its carrying value, we conduct a quantitative goodwill impairment test, which involves comparing the estimated fair value of our single reporting unit with its carrying value, including goodwill. We estimate the fair value of our single reporting unit using a combination of the income and market approach. If the carrying value of the reporting unit exceeds its estimated fair value, we recognize an impairment loss for the difference.

Significant management judgment is required in estimating the reporting unit's fair value and in the creation of the forecasts of future operating results that are used in the discounted cash flow method of valuation. These include (i) estimation of future cash flows, which is dependent on internal forecasts, (ii) estimation of the long-term rate of growth of our business, (iii) estimation of the period during which cash flows will be generated and (iv) the determination of our weighted-average cost of capital, which is a factor in determining the discount rate. Our estimate of the reporting unit's fair value would also generally include the consideration of a control premium, which is the amount that a buyer is willing to pay over the current market price of a company as indicated by the traded price per share (i.e., market capitalization) to acquire a controlling interest. If our actual financial results are not consistent with our assumptions and judgments used in estimating the fair value of our reporting unit, we may be exposed to goodwill impairment losses.

During the fourth quarter of fiscal 2023, we made a qualitative assessment of whether goodwill impairment existed. Since our assessment of the qualitative factors did not result in a determination that it was more likely than not that the fair value of our single reporting unit is less than its carrying value, we were not required to perform the quantitative goodwill impairment test.

Long-Lived Assets and Intangible Assets

We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following:

- significant decreases in the market price of the asset;
- significant adverse changes in the business climate or legal factors;
- accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;
- current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or
- current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Whenever events or changes in circumstances suggest that the carrying amount of long-lived assets and intangible assets may not be recoverable, we estimate the future cash flows expected to be generated by the asset from its use or eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. These significant judgments may include future expected revenue, expenses, capital expenditures and other costs, discount rates and whether or not alternative uses are available for impacted long-lived assets.

Share-Based Compensation

We record share-based compensation in our consolidated statements of operations as an expense, based on the estimated grant date fair value of our share-based awards, with the fair values amortized to expense over the requisite service period. Our share-based awards are currently comprised of restricted stock units, performance stock units, common stock options, and common stock purchase rights granted under our 2013 Employee Stock Purchase Plan ("ESPP").

The fair value of our restricted stock units is based on the closing market price of our common stock on the date of grant.

The fair value of our performance stock units is estimated as of the grant date based upon the expected achievement of the performance metrics specified in the grant and the closing market price of our common stock on the date of grant. To the extent a grant of performance share units contains a market condition, the grant date fair value is estimated using a Monte Carlo simulation, which incorporates estimates of the potential outcomes of the market condition on the grant date fair value of each award.

The fair value of our common stock options and ESPP common stock purchase rights is generally estimated on the grant date using the Black-Scholes-Merton ("BSM") valuation model. The determination of the fair value of share-based awards utilizing the BSM model is affected by our stock price and various assumptions, including the expected term, expected volatility, risk-free interest rate and expected dividend yields. The expected term of stock options granted is based on our recent historical exercise data. The expected volatility is based on the historical volatility of our stock price. The risk-free interest rate assumption is based on the U.S. Treasury interest rates appropriate for the expected term of our stock options and common stock purchase rights.

If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested share-based awards, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. If these events were to occur, it could increase or decrease our share-based compensation expense, which would impact our operating expenses and gross margins.

Results of Operations - Fiscal Years Ended June 30, 2023 and 2022

Summary

For fiscal 2023, our net revenue increased by $1,534,000, or 1.2%, compared to fiscal 2022. The increase in net revenue was driven by a 3.0% increase in net revenue in our Embedded IoT Solutions product line, as well as an increase of 13.5% in net revenues in our Software & Services product line partially offset by a decrease of 2.6% in net revenues in our IoT System Solutions product line. We had a net loss of $8,980,000 for fiscal 2023 compared to a net loss of $5,362,000 for fiscal 2022. The increase in net loss was driven primarily by increased headcount costs related to the Uplogix acquisition as both selling, general and administrative and research and development expenses as a percent of net revenue were higher in fiscal 2023 than fiscal 2022. Additionally, in fiscal 2022 we recorded a tax benefit resulting from a U.S. deferred tax liability in the TN Companies acquisition purchase accounting related to non-tax-deductible intangible assets.

Net Revenue

The following tables present our net revenue by product lines and by geographic region:

	Years Ended June 30,						
	2023	**% of Net Revenue**	**2022**	**% of Net Revenue**	**Change**		
					$	**%**	
			(In thousands, except percentages)				
Embedded IoT Solutions	$ 63,636	48.5%	$ 61,773	47.6%	$ 1,863	3.0%	
IoT System Solutions	57,496	43.8%	59,019	45.5%	(1,523)	(2.6%)	
Software & Services	10,057	7.7%	8,863	6.9%	1,194	13.5%	
	$ 131,189	100.0%	$ 129,655	100.0%	$ 1,534	1.2%	

	Years Ended June 30,						
	2023	**% of Net Revenue**	**2022**	**% of Net Revenue**	**Change**		
					$	**%**	
			(In thousands, except percentages)				
Americas	$ 78,557	59.9%	$ 77,799	60.0%	$ 758	1.0%	
EMEA	23,286	17.7%	22,542	17.4%	744	3.3%	
APJ	29,346	22.4%	29,314	22.6%	32	0.1%	
	$ 131,189	100.0%	$ 129,655	100.0%	$ 1,534	1.2%	

Embedded IoT Solutions

Net revenue increased in fiscal 2023 compared to fiscal 2022 primarily due to organic growth in our compute modules in the APJ and EMEA regions as well as increased sales of our network interface cards, primarily in the Americas region. This increase was partially offset by a decrease in revenues from our wireless communications products and embedded ethernet connectivity products across all regions.

IoT System Solutions

Net revenue decreased primarily due a decrease in our out of band ("OOB") and converter and radio products, partially offset by increases in our gateway and network switch products, all mostly within the Americas.

Software & Services

Net revenue increased primarily due to an increase in our extended warranty services in the Americas region, mostly as a result of the Uplogix acquisition.

Gross Profit

Gross profit represents net revenue less cost of revenue. Cost of revenue consists primarily of the cost of raw material components, subcontract labor assembly by contract manufacturers, freight costs, personnel-related expenses, manufacturing overhead, inventory reserves for excess and obsolete products or raw materials, warranty costs, royalties and share-based compensation.

The following table presents our gross profit:

	Years Ended June 30,						
	2023	**% of Net Revenue**	**2022**	**% of Net Revenue**	**$**	**%**	
			(In thousands, except percentages)				
Gross profit	$ 56,264	42.9%	$ 55,586	42.9%	$ 678	1.2%	

Gross profit as a percentage of revenue ("gross margin") in fiscal 2023 remained consistent with fiscal 2022. As compared to the prior year period, in the current period we experienced increased revenue from our high-margin extended warranty services, mostly from the Uplogix acquisition, as well as increased unit sales of some of our NICs and optics products, which typically carry a higher margin than our other embedded solutions. This was offset by decreased unit sales in our OOB products, which also typically carry a high margin, as well as lower margins on our engineering services revenue during fiscal 2023.

Selling, General and Administrative

Selling, general and administrative expenses consisted of personnel-related expenses including salaries and commissions, share-based compensation, facility expenses, information technology, advertising and marketing expenses and professional legal and accounting fees.

The following table presents our selling, general and administrative expenses:

		Years Ended June 30,					
	2023	% of Net Revenue	2022	% of Net Revenue	$	%
					Change	
		(In thousands, except percentages)				
Personnel-related expenses	$ 19,453		$ 19,368		$ 85	0.4%
Professional fees and outside services	6,064		5,833		231	4.0%
Advertising and marketing	2,136		1,893		243	12.8%
Facilities and insurance	2,538		1,476		1,062	72.0%
Share-based compensation	4,546		4,862		(316)	(6.5%)
Depreciation	1,022		288		734	254.9%
Other	1,189		809		380	47.0%
Selling, general and administrative	$ 36,948	28.2%	$ 34,529	26.6%	$ 2,419	7.0%

Selling, general and administrative expenses increased in fiscal 2023 when compared to fiscal 2022 primarily due to (i) increased personnel-related expenses in headcount added from the Uplogix acquisition, (ii) higher accounting, audit and legal fees primarily related to compliance with Section 404(b) of the Sarbanes-Oxley Act, (iii) higher facilities and insurance expenses related to our new Minnesota warehouse location, (iv) higher advertising and marketing costs related to increased trade show activity, (v) higher depreciation related to property and equipment for our new facilities in California and Minnesota and (vi) higher bad debt expenses included in the "Other" category above.

Research and Development

Research and development expenses consisted of personnel-related expenses, share-based compensation, and expenditures to third-party vendors for research and development activities and product certification costs. Our costs from period-to-period related to outside services and product certifications vary depending on our level and timing of development activities.

The following table presents our research and development expenses:

| | | Years Ended June 30, | | | | | |
| | 2023 | % of Net Revenue | 2022 | % of Net Revenue | $ | % |
		(In thousands, except percentages)				
Personnel-related expenses	$ 12,535		$ 11,408		$ 1,127	9.9%
Facilities	2,664		2,351		313	13.3%
Outside services	773		1,158		(385)	(33.2%)
Product certifications	1,067		817		250	30.6%
Share-based compensation	1,504		1,015		489	48.2%
Other	1,082		938		144	15.4%
Research and development	$ 19,625	15.0%	$ 17,687	13.6%	$ 1,938	11.0%

Research and development expenses increased in fiscal 2023 when compared to fiscal 2022 primarily due to an increase in personnel-related costs driven by the acquisition of Uplogix and internal growth of our engineering teams worldwide. We also experienced increased share-based compensation expenses from certain grants of performance stock units.

Restructuring, Severance and Related Charges

During fiscal 2023 and 2022, we incurred charges of approximately $693,000 and $795,000, respectively, primarily related to headcount reductions in connection with synergy capture and the elimination of redundant roles from the acquisitions of Uplogix and the TN Companies.

We may incur additional restructuring, severance and related charges in future periods as we continue to identify cost savings and synergies related to our acquisitions and general business operations.

Acquisition-Related Costs

During fiscal 2023 we incurred approximately $315,000 of costs primarily in connection with the acquisition of Uplogix. These costs were mainly comprised of legal and other professional fees.

In fiscal 2022 we incurred approximately $889,000 of acquisition-related costs, mostly comprised of banking and legal fees related to the acquisition of the TN Companies and our exploration of other acquisition targets.

Amortization of Purchased Intangible Assets

We acquired certain intangible assets through our recent acquisitions, which we recorded at fair-value as of the acquisition dates. These assets are generally amortized on a straight-line basis over their estimated useful lives and resulted in charges of $5,804,000 and $5,590,000 during fiscal 2023 and 2022, respectively.

Interest Income (Expense), Net

For fiscal 2023 and 2022, we incurred net interest expense from interest incurred on borrowings on our Credit Facilities. We also earn interest on our domestic cash balances.

Loss on Extinguishment of Debt

For fiscal 2022, we recognized a non-cash loss on the extinguishment of our mezzanine term loan facility of $764,000, representing the write-off of unamortized deferred financing costs.

Other Expense, Net

Other expense, net, is comprised primarily of foreign currency remeasurement and transaction adjustments related to our foreign subsidiaries whose functional currency is the U.S. dollar.

Provision for Income Taxes

The following table presents our provision for income taxes:

	Years Ended June 30,					
	2023	% of Net Revenue	2022	% of Net Revenue	$	%
	(In thousands, except percentages)					
Provision (benefit) for income taxes	$ 748	0.6%	$ (1,832)	(1.4%)	$ 2,580	(140.8%)

The following table presents our effective tax rate based upon our provision for income taxes:

	Years Ended June 30,	
	2023	2022
Effective tax rate	(9.1%)	25.5%

We utilize the liability method of accounting for income taxes. The differences between our effective tax rate and the federal statutory rate in fiscal 2023 and fiscal 2022 were also impacted by the effect of our domestic losses recorded without a tax benefit, as well as the effect of certain state and foreign earnings taxed at rates differing from the federal statutory rate.

In fiscal 2022 we recorded a tax benefit resulting from a U.S. deferred tax liability in the TN Companies acquisition purchase accounting related to non-tax-deductible intangible assets recognized in our consolidated financial statements. The acquired deferred tax liabilities are a source of income to support recognition of our existing deferred tax assets.

We record net deferred tax assets to the extent we believe these assets are more likely than not to be realized. Aside from a net deferred tax liability of $146,000 that we recorded as of June 30, 2023, as a result of our cumulative losses and uncertainty of generating future taxable income, we provided a full valuation allowance against our net deferred tax assets at June 30, 2023 and 2022. Refer to *Note 8* of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this Report, for additional information.

Due to the "change of ownership" provision of the Tax Reform Act of 1986, utilization of our NOL carryforwards and tax credit carryforwards may be subject to an annual limitation against taxable income in future periods. Due to the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities. The following table presents our NOL carryforwards:

	June 30, 2023
	(In thousands)
Federal	$ 43,320
State	$ 22,589

Our federal NOL carryforwards generated for tax years beginning before July 1, 2018 began to expire in the fiscal year ended June 30, 2021. Pursuant to the 2017 Tax Cuts and Jobs Act (the "2017 Act"), we also have federal NOL carryforwards of $6,788,000 that will not expire but can only be used to offset 80% of future taxable income. For state income tax purposes, our NOL carryforwards began to expire in the fiscal year ended June 30, 2013.

Liquidity and Capital Resources

Liquidity

The following table presents our working capital and cash and cash equivalents:

	June 30,					
	2023		2022		Change	
	(In thousands)					
Working capital	$	50,163	$	54,512	$	(4,349)
Cash and cash equivalents	$	13,452	$	17,221	$	(3,769)

In September 2022 we entered into an amendment to our Senior Credit Facilities (as defined in *Note 5* of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this Report) which provide for an additional term loan in the original principal amount of $5,000,000 that matures on August 2, 2025. We also borrowed $2,000,000 on our revolving credit facility, which we repaid in February of 2023.

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. On March 13, 2023, the FDIC announced that it had transferred all insured and uninsured deposits and substantially all assets of SVB to a newly created, full-service FDIC-operated "bridge bank" called Silicon Valley Bridge Bank, N.A., where depositors would have full access to their money immediately. On March 27, 2023, First Citizens Bank announced that it had entered into an agreement with the FDIC to purchase all of the assets and liabilities of Silicon Valley Bridge Bank, N.A. We were informed by SVB that the Senior Credit Facilities remain available on the same terms as set forth in the Loan Agreement (as defined in *Note 5* to Consolidated Financial Statements included in Part II, Item 8 of this Report), notwithstanding the closure of SVB, however there can be no assurances that the closure of SVB or any related impacts across the financial services industry will not adversely affect our ability to access any additional term loans that may be available under the Loan Agreement.

Our principal sources of cash and liquidity include our existing cash and cash equivalents, borrowings and amounts available under the Senior Credit Facilities, and cash generated from operations. We believe that our current cash holdings and net cash flows from operations are sufficient to satisfy our current obligations for the foreseeable future, and, assuming continued access to the undrawn amounts available under our Senior Credit Facilities, these combined sources will be sufficient to fund our material requirements for working capital, capital expenditures and other financial commitments for at least the next 12 months and beyond. We continue to monitor the availability of potential alternate sources of credit based on market conditions and our ongoing capital requirements. There can be no guarantee that we would be able to obtain any needed alternate financing on acceptable terms, or at all, or that such a financing would not result in a default under the Loan Agreement. We anticipate that the primary factors affecting our cash and liquidity are net revenue, working capital requirements and capital expenditures.

Beginning in Fiscal 2023, the 2017 Act requires that for tax purposes we capitalize certain research and development expenses and amortize domestic expenses over five years and foreign expenses over 15 years. We expect this requirement will increase our taxable income in certain state jurisdictions for which our ability to utilize NOL carryforwards to offset income taxes will be limited.

We define cash and cash equivalents as highly liquid deposits with original maturities of 90 days or less when purchased. We maintain cash and cash equivalents balances at certain financial institutions in excess of amounts insured by the FDIC. There can be no assurance that our deposits in excess of the FDIC limits will be backstopped by the U.S., or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

As of the date of this Report, we have full access to and control of our cash and cash equivalents balance at SVB and our other banking institutions. We continue to monitor the circumstances surrounding SVB and the other third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. In light of the status of SVB, we have considered and may consider in the future moving our bank accounts and cash resources to other financial institutions, which could result in SVB declaring us to be in default under the Loan Agreement. In April 2023, we entered into the Letter Agreement (as defined in *Note 5* to Consolidated Financial Statements included in Part II, Item 8 of this Report) with SVB, which, among other matters, amended the Loan Agreement to reduce the former requirement to hold 85% of our company-wide cash balances at SVB to 50% and provided a waiver of any event of default under the Loan Agreement for any failure to comply with this covenant prior to the date of the Letter Agreement. As of the date of this Report, we are in compliance with all covenants of the Loan Agreement.

Our future working capital requirements will depend on many factors, including the following: timing and amount of our net revenue; our product mix and the resulting gross margins; research and development expenses; selling, general and administrative expenses; and expenses associated with any strategic partnerships, acquisitions or infrastructure investments.

From time to time, we may seek additional capital from public or private offerings of our capital stock, borrowings under our existing or future credit lines or other sources in order to (i) develop or enhance our products, (ii) take advantage of strategic opportunities, (iii) respond to competition or (iv) continue to operate our business. We currently have a Form S-3 shelf registration statement on file with the SEC. If we issue equity securities to raise additional funds, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. If we issue debt securities to raise additional funds, we may incur debt service obligations, become subject to additional restrictions that limit or restrict our ability to operate our business, or be required to further encumber our assets. There can be no assurance that we will be able to raise any such capital on terms acceptable to us, if at all.

Bank Loan Agreements

Refer to *Note 5* of Notes to Consolidated Financial Statements, included in Part II, Item 8 of this Report, which is incorporated herein by reference, for a discussion of our loan agreements.

Cash Flows

The following table presents the major components of the consolidated statements of cash flows:

	Years Ended June 30,		(Decrease) Increase
	2023	2022	
	(In thousands)		
Net cash provided by (used in) operating activities	$ 237	$ (9,416)	$ 9,653
Net cash used in investing activities	(7,323)	(25,747)	(18,424)
Net cash provided by financing activities	3,317	42,645	(39,328)

Operating Activities

Our operations provided cash during fiscal 2023 compared to using cash in fiscal 2022. For fiscal 2023, our net loss included $13,644,000 of non-cash charges, and the changes in operating assets and liabilities used cash of $4,427,000.

Our net inventories increased by $12,057,000, or 32.0%, from June 30, 2022 to June 30, 2023. The increase was primarily related to the purchase of components for a supply arrangement that we entered into with a customer in January 2023 for which we received a deposit of $15,500,000 from said customer to reimburse us for the cost of the component purchases. In addition, we assumed $3,590,000 of net inventories in the Uplogix acquisition.

Accounts payable decreased by $8,243,000, or 39.9%, from June 30, 2022 to June 30, 2023, which was slightly offset by the acquisition of $278,000 of accounts payable from the Uplogix acquisition. The reduction is primarily due to the timing of our inventory purchases and related payments to our vendors during the current fiscal year.

Other current liabilities increased by $20,336,000, or 239.9%, from June 30, 2022 to June 30, 2023. This was mostly driven by increases of approximately (i) $15,500,000 in deposits related to expected future shipments under a customer contract, (ii) $1,524,000 in deferred revenue, mostly acquired in the Uplogix acquisition, and (iii) $1,271,000 in earnout consideration payable related to the Uplogix acquisition.

Investing Activities

Net cash used in investing activities during fiscal 2023 was driven by the acquisition of Uplogix, which used net cash of $4,650,000. We also used $2,673,000 for the purchase of property and equipment, primarily related to building out and furnishing our new lease facilities in California and Minnesota.

Financing Activities

Net cash provided by financing activities during fiscal 2023 resulted primarily from $7,000,000 in gross proceeds received from our credit facilities with SVB. The increase in cash was partially offset by principal payments on the senior credit facility and repayment of the $2,000,000 balance on the revolving credit facility, as well as tax withholdings paid on behalf of employees for restricted shares.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for a "smaller reporting company."

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

All financial statements required by this Item 8, including the report of our independent registered public accounting firm, are included in Part IV, Item 15 of this Report, as set forth beginning on page F-1 of this Report, and are incorporated by reference into this Item 8.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that this information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2023 due to the material weaknesses identified and described below.

In light of the material weaknesses described below, management performed additional analysis and other procedures to ensure that our interim and annual Consolidated Financial Statements were prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Accordingly, management believes that the Consolidated Financial Statements included in this Report fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with U.S. GAAP.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use, or disposition of our assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2023 based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We excluded Uplogix, Inc. from our assessment of internal control over financial reporting as of June 30, 2023 because it was acquired in a business purchase acquisition during the fiscal year ended June 30, 2023. The total revenue excluded represented approximately 4% of our consolidated fiscal 2023 net revenue. Based on its assessment, management concluded that the Company's internal control over financial reporting was not effective as of June 30, 2023 due to material weakness in our control environment whereby the Company did not maintain adequate information technology ("IT") general controls related to user access to the Company's information systems that are relevant to the preparation of financial statements to ensure appropriate segregation of duties and to adequately restrict access to financial applications and data. Notwithstanding that we did not identify any material misstatements to the consolidated financial statements and there were no changes to previously released financial results as a result of the material weakness, the control deficiencies created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. As a result, management believes that, as of June 30, 2023, our internal control over financial reporting was not effective.

Baker Tilly US, LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has provided an attestation report on Lantronix's internal control over financial reporting. As a result of the material weaknesses described below, such report includes an adverse audit report on the effectiveness of internal control over financial reporting as of June 30, 2023.

Material Weakness in Internal Control Over Financial Reporting

In connection with the evaluation of the Company's internal control over financial reporting as described above, management has identified a deficiency constituting a material weakness related to the design and implementation of information technology general controls related to the Company's information systems that are relevant to the preparation of consolidated financial statements. Specifically, we did not design and maintain user access controls to adequately restrict user access to the financial application and data to appropriate Company personnel.

Notwithstanding we did not identify any material misstatements to the consolidated financial statements and there were no changes to previously released financial results as a result of this material weakness, the control deficiencies created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.

Remediation Efforts to Address the Material Weaknesses Existing in the Current Period

Management has initiated a remediation plan to enhance the design of information technology general controls related to user access by implementing controls over user access including monitoring controls and enforcing proper segregation of duties within IT environments based on roles and responsibilities. The material weakness will not be considered remediated until the controls have operated effectively, as evidenced through testing, for a sufficient number of instances.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

On September 11, 2023, Heidi Nguyen and Paul Folino notified the Company of their decision not to stand for re-election at the Company's 2023 annual meeting of stockholders (the "Annual Meeting"). Their decision was not as a result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices. The Company has selected Bernhard Bruscha as a nominee for election by stockholders at the Annual Meeting, and the size of the board of directors has been reduced to five members, effective as of the Annual Meeting.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

Portions of our definitive Proxy Statement on Schedule 14A relating to our 2023 annual meeting of stockholders ("Proxy Statement"), which will be filed with the SEC within 120 days after the end of the fiscal year covered by this Report, are incorporated by reference into Part III of this Report, as indicated below.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of our executive officers and their ages, titles and biographies as of the date hereof are set forth in Item 1 in the section entitled "Information About Our Executive Officers" in Part I, Item 1 of this Report, which is incorporated herein by reference.

We have adopted a code of business conduct and ethics that applies to all employees, including employees of our subsidiaries, as well as each member of our board of directors. The code of business conduct and ethics is available at our website at www.lantronix.com under the Investor Relations-Corporate Governance section. We intend to satisfy any disclosure requirement under applicable rules of the SEC or Nasdaq Stock Market regarding an amendment to, or waiver from, a provision of this code of business conduct and ethics by posting such information on our website, at the web address specified above.

The other information required by this Item is incorporated by reference to our Proxy Statement.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to our Proxy Statement.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     1. Consolidated Financial Statements

The following consolidated financial statements and related Report of Independent Registered Public Accounting Firm are filed as part of this Report.

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 23)	F-1
Consolidated Balance Sheets as of June 30, 2023 and 2022	F-4
Consolidated Statements of Operations for the fiscal years ended June 30, 2023 and 2022	F-5
Consolidated Statements of Stockholders' Equity for the fiscal years ended June 30, 2023 and 2022	F-6
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2023 and 2022	F-7
Notes to Consolidated Financial Statements	F-8 – F-37

     2. Exhibits

			Incorporated by Reference		
Exhibit Number	**Exhibit Description**	**Provided Herewith**	**Form**	**Exhibit**	**Filing Date**
3.1	Amended and Restated Certificate of Incorporation of Lantronix, Inc., as amended		10-K	3.1	8/29/2013
3.2	Amended and Restated Bylaws of Lantronix, Inc.		8–K	3.2	11/15/2012
4.1	Description of Lantronix Common Stock		10-K	4.1	9/11/2019
10.1*	Lantronix, Inc. 2010 Inducement Equity Incentive Plan		10–Q	10.2	11/08/2010
10.2*	Form of Stock Option Agreement under the Lantronix, Inc. 2010 Inducement Equity Incentive Plan		10–Q	10.3	11/08/2010
10.3*	Lantronix, Inc. Amended and Restated 2010 Stock Incentive Plan, as Amended on November 14, 2017		8-K	99.1	11/15/2017
10.4*	Form of Stock Option Agreement under the Lantronix, Inc. Amended and Restated 2010 Stock Incentive Plan		S-8	4.3	5/09/2013
10.5*	Form of Restricted Stock Award Agreement under the Lantronix, Inc. Amended and Restated 2010 Stock Incentive Plan		S-8	4.4	5/09/2013
10.6*	Lantronix, Inc. 2020 Performance Incentive Plan, as amended and restated		8-K	10.1	11/09/2022
10.7*	Form of Director Stock Option Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan		10-K	10.7	8/27/2021
10.8*	Form of Restricted Stock Unit Award Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan		10-K	10.8	8/27/2021
10.9*	Form of Director Restricted Stock Unit Award Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan		10-K	10.9	8/27/2021
10.10*	Form of Nonqualified Stock Option Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan		10-K	10.10	8/27/2021

10.11*	Form of Incentive Stock Option Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan	10-K	10.11	8/27/2021
10.12*	Form of Performance Stock Unit Award Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan	10-K	10.12	8/27/2021
10.13*+	Form of Performance Stock Unit Award Agreement under the Lantronix, Inc. 2020 Performance Incentive Plan (2022 Grants)	10-K	10.13	8/29/2022
10.14*	Letter Agreement dated September 8, 2011 between Lantronix, Inc. and Jeremy Whitaker	8–K	10.1	9/26/2011
10.15*	Amendment to Offer Letter between Lantronix, Inc. and Jeremy Whitaker, dated as of November 13, 2012	8-K	99.2	11/15/2012
10.16*	Form of Indemnification Agreement entered into between Lantronix, Inc. with its directors and certain of its executive officers	8-K	10.2	6/20/2016
10.17*	Summary of Lantronix, Inc. Annual Bonus Program	8-K	99.1	9/08/2015
10.18*	Form of Executive Officer Retention Letter Agreement	8-K	10.1	7/05/2023
10.19*+	Change in Control Agreement between Lantronix, Inc. and Jeremy Whitaker, dated December 2, 2021	10-K	10.19	8/29/2022
10.20*	Lantronix, Inc. 2013 Employee Stock Purchase Plan, as amended and restated	8-K	10.2	11/9/2022
10.21*	Offer Letter dated March 23, 2019 between Lantronix, Inc. and Paul H. Pickle	8-K	99.1	3/27/2019
10.22*	Inducement Stock Option Agreement, dated April 22, 2019, between Lantronix, Inc. and Paul H. Pickle	S–8	4.1	4/26/2019
10.23*	Inducement Restricted Stock Unit Agreement, effective as of May 1, 2019, between Lantronix, Inc. and Paul H. Pickle	S–8	4.2	4/26/2019
10.24*	Offer Letter dated January 4, 2020, between Lantronix, Inc. and Roger Holliday	10-K	10.22	9/11/2020
10.25*	Form of Inducement Stock Option Agreement	S-8	4.1	9/04/2020
10.26*	Form of Inducement Restricted Stock Unit Agreement	S-8	4.2	9/04/2020
10.27*	Intrinsyc Technologies Corporation Amended and Restated Incentive Stock Option Plan	10-Q	10.1	5/15/2020
10.28*	Intrinsyc Technologies Corporation Restricted Share Unit Plan	10-Q	10.2	5/15/2020
10.29	Third Amended and Restated Loan and Security Agreement with Silicon Valley Bank, dated August 2, 2021, by and between Lantronix, Inc., Lantronix Holding Company, Lantronix Canada ULC and Lantronix Technologies Canada (Taiwan) Ltd. and Transition Networks, Inc.	8-K	10.1	8/02/2021
10.30	Mezzanine Loan and Security Agreement, dated August 2, 2021, by and between Lantronix, Inc. and SVB Innovation Credit Fund VIII, L.P.	8-K	10.2	8/02/2021
10.31	2020 Non-Employee Director Compensation Policy	10-Q	10.1	11/12/2021
10.32*+	Non-Employee Director Compensation Policy, as revised August 8, 2022 to be effective November 8, 2022	10-K	10.32	8/29/2022

10.33	Warrant to Purchase Common Stock issued to SVB Innovation Credit Fund VIII, L.P.		10-Q	10.2	11/12/2021
10.34+	Warrant to Purchase Common Stock issued to Innovation Credit Fund VIII-A, L.P.		10-K	10.34	8/29/2022
10.35	Lease dated November 5, 2021 between Lantronix, Inc. and Discovery Business Center LLC		8-K	10.1	11/8/2021
10.36	Lease dated January 20, 2022 between Lantronix, Inc. and Jet 55 Property Owner LLC		8-K	10.1	1/26/2022
10.37	First Amendment to Third and Restated Loan Security Agreement dated February 15, 2022, among Lantronix, Inc., Lantronix Holding Company, Lantronix Canada, ULC and Lantronix Technologies Canada (Taiwan) Ltd. and Transition Networks, Inc.		10-Q	10.3	2/11/2022
10.38	Second Amendment to Third and Restated Loan Security Agreement dated February 15, 2022, among Lantronix, Inc., Lantronix Holding Company, Lantronix Canada, ULC and Lantronix Technologies Canada (Taiwan) Ltd. and Transition Networks, Inc.		8-K	10.1	2/16/2022
10.39	Third Amendment to Third Amended and Restated Loan and Security Agreement dated September 7, 2022 among Lantronix, Inc., Lantronix Holding Company, Lantronix Canada ULC and Lantronix Canada (Taiwan) Ltd., Transition Networks, Inc. and Silicon Valley Bank		8-K	10.1	9/12/2022
10.40*	Offer Letter dated July 30, 2018 between Lantronix, Inc. and Fathi Hakam		10-Q	10.2	11/9/2022
10.41*	Change in Control Agreement between Lantronix, Inc. and Fathi Hakam dated April 25, 2021		10-Q	10.3	11/9/2022
10.42*	Offer Letter dated December 12, 2022 and countersigned January 24, 2023 between Lantronix, Inc. and Eric Bass	X			
10.43	Letter Agreement dated April 3, 2023, by and between Silicon Valley Bank, a Division of First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bank, N.A. (as successor to Silicon Valley Bank), Lantronix, Inc., Lantronix Holding Company, Lantronix Technologies Canada (Taiwan) Ltd., Lantronix Canada ULC, Transition Networks, Inc. and Uplogix, Inc.		8-K	10.1	4/6/2023
21.1+	Subsidiaries of Lantronix, Inc.	X			
23.1+	Consent of Independent Registered Public Accounting Firm, Baker Tilly US, LLP	X			
24.1+	Power of Attorney (included on the signature page)	X			
31.1+	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2+	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32.1++	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			

101.INS Inline XBRL Instance Document - the instance document does not appear
         in the Interactive Data File because its XBRL tags are embedded within the
         Inline XBRL document
101.SCH XBRL Taxonomy Extension Schema Document
101.CAL XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL Taxonomy Extension Definition Linkbase Document
101.LAB XBRL Taxonomy Extension Label Linkbase Document
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document
   104   Cover Page Interactive Data File (formatted as inline XBRL and contained
         in Exhibit 101)

_____

*   Indicates management contract or compensatory plan, contract or arrangement.
\+   Filed herewith
++   Furnished herewith.

ITEM 16.   FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANTRONIX, INC.

By: /s/ JEREMY WHITAKER

Jeremy Whitaker
Interim Chief Executive Officer and Chief
Financial Officer

Date: September 12, 2023

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Jeremy Whitaker, acting individually, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JEREMY WHITAKER Jeremy Whitaker	Interim Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer)	September 12, 2023
/s/ PAUL FOLINO Paul Folino	Chairman of the Board	September 12, 2023
/s/ PHILIP BRACE Philip Brace	Director	September 12, 2023
/s/ JASON COHENOUR Jason Cohenour	Director	September 12, 2023
/s/ PHU HOANG Phu Hoang	Director	September 12, 2023
/s/ HEIDI NGUYEN Heidi Nguyen	Director	September 12, 2023
/s/ HOSHI PRINTER Hoshi Printer	Director	September 12, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Lantronix, Inc.:
Irvine, California

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Lantronix, Inc. and its subsidiaries (the Company) as of June 30, 2023 and 2022, the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, because of the effect of the material weakness described below on the achievement of the objective of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2023, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness associated with ineffective information technology general controls (ITGCs) in the areas of user access controls over the information technology (IT) systems that supports the Company's financial reporting processes. Automated and manual business process controls that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted to the extent that they rely upon information from the affected IT systems.

The material weakness referred to above is described in Management's Annual Report on Internal Control Over Financial Reporting included in Item 9A of this Annual Report on Form 10-K. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A of this Annual Report on Form 10-K. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control
over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance
with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

INVENTORIES – EXCESS AND OBSOLETE RESERVE

Critical Audit Matter Description

As described in Note 1 and 4 to the consolidated financial statements, inventories are stated at the lower of cost or net realizable value and the Company's consolidated inventories balance was approximately $49.7 million at June 30, 2023, net of reserves. The Company provides for reserves for excess and obsolete inventories primarily based upon estimates of future demand of products, the age of the inventory, and considering contractual supplier protection provisions and distributor stock rotation privileges.

We identified the auditing of management's lower of cost or net realizable value determination for excess or obsolete inventories as a critical audit matter. The procedures to audit management's lower of cost or net realizable value determination for excess or obsolete inventories was especially challenging and highly judgmental because of (i) Inherent estimation uncertainty relating to assumptions used by management in the inventory reserve model which involved a high degree of subjectivity. (ii) the uncertainties in determining demand for aging inventory and (iii) future market conditions.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- Obtaining an understanding and evaluating the design of the controls over the determination of the lower of cost or net realizable value for excess and obsolete inventories.
- Reviewing manufacturer contracts for contractual supplier protection provisions.
- Testing the completeness and accuracy of the underlying data used in management's reserve calculation.
- Evaluating the reasonableness of management's assumptions relating to future demand of products by performing a retrospective review of the prior year assumptions to actual activity.
- Evaluating the appropriateness and consistency of management's methods and assumptions used in developing estimates around forecasted sales and expected stock rotation privileges.

VALUATION OF INTANGIBLE ASSETS IN ACQUISITION OF UPLOGIX, INC.

Critical Audit Matter Description

As described in Note 3 to the consolidated financial statements, on September 12, 2022, the Company acquired Uplogix, Inc. The transaction was accounted for as business combination and the assets acquired and liabilities assumed have been recorded based on the final assessment of fair value. The acquired intangible assets included approximately $1.0 million in customer relationships and approximately $0.6 million in acquired technology. The significant assumptions used to estimate the fair value of these intangible assets included revenue growth rates, customer attrition rates and discount rates. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

We identified auditing of management's valuation of intangible assets in the acquisition of Uplogix, Inc. as a critical audit matter. The procedures used to audit the valuation of the acquired technology and customer relationship assets acquired include (i) a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of intangible assets acquired due to the significant amount of judgment by management when developing the estimate; (ii) significant audit effort in evaluating the significant assumptions relating to the estimate, such as revenue growth rates, the customer attrition rate, and discount rates; and (iii) the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- Obtaining an understanding and evaluating the design and implementation of the Company's controls over its estimation process supporting the recognition and measurement of the customer and technology intangible assets, including controls over management's evaluation of the methodology and underlying assumptions used in determining the fair value.
- Evaluating the Company's selection of the valuation methodology and testing significant assumptions and inputs used by the Company in the valuation of the intangible assets by evaluating the sensitivity of changes in assumptions to the fair value of the intangible assets and comparing the significant assumptions to current industry and market and economic trends.
- Evaluating the competency and objectivity of third-party specialists engaged by the Company to assist in developing management's assumptions.
- Involving firm employed valuation specialists to assist with our evaluation of the methodology and significant underlying assumptions used by management in determining the fair value estimates.
- Testing the mathematical accuracy of the models used to determine the fair values of assets acquired.

/s/ Baker Tilly US, LLP

We have served as the Company's auditors since 2011.

Irvine, California

September 12, 2023

LANTRONIX, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and par value data)

	June 30, 2023		June 30, 2022	
Assets				
Current Assets:				
Cash and cash equivalents	$	13,452	$	17,221
Accounts receivable, net		27,682		26,262
Inventories, net		49,736		37,679
Contract manufacturers' receivable		3,019		3,454
Prepaid expenses and other current assets		2,662		5,417
Total current assets		96,551		90,033
Property and equipment, net		4,629		3,652
Goodwill		27,824		20,768
Purchased intangible assets, net		10,565		14,559
Lease right-of-use assets		11,583		8,037
Other assets		472		325
Total assets	$	151,624	$	137,374
Liabilities and stockholders' equity				
Current Liabilities:				
Accounts payable	$	12,401	$	20,644
Accrued payroll and related expenses		2,431		4,729
Current portion of long-term debt, net		2,743		1,671
Other current liabilities		28,813		8,477
Total current liabilities		46,388		35,521
Long-term debt, net		16,221		14,274
Other non-current liabilities		11,459		7,683
Total liabilities		74,068		57,478
Commitments and contingencies (Note 10)				
Stockholders' equity:				
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding		–		–
Common stock, $0.0001 par value; 100,000,000 shares authorized; 36,875,586 and 35,129,301 shares issued and outstanding at June 30, 2023 and 2022, respectively		4		4
Additional paid-in capital		295,686		289,046
Accumulated deficit		(218,505)		(209,525)
Accumulated other comprehensive income		371		371
Total stockholders' equity		77,556		79,896
Total liabilities and stockholders' equity	$	151,624	$	137,374

See accompanying notes to consolidated financial statements.

LANTRONIX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended June 30,			
		2023		**2022**
Net revenue	$	131,189	$	129,655
Cost of revenue		74,925		74,069
Gross profit		56,264		55,586
Operating expenses:				
Selling, general and administrative		36,948		34,529
Research and development		19,625		17,687
Restructuring, severance and related charges		693		795
Acquisition-related costs		315		889
Fair value remeasurement of earnout consideration		(447)		1,107
Amortization of purchased intangible assets		5,804		5,590
Total operating expenses		62,938		60,597
Loss from operations		(6,674)		(5,011)
Interest expense, net		(1,485)		(1,472)
Loss on extinguishment of debt		–		(764)
Other income (expense), net		(73)		53
Loss before income taxes		(8,232)		(7,194)
Provision (benefit) for income taxes		748		(1,832)
Net loss and comprehensive loss	$	(8,980)	$	(5,362)
Net loss per share - basic and diluted	$	(0.25)	$	(0.16)
Weighted-average common shares - basic and diluted		36,257		32,671

See accompanying notes to consolidated financial statements.

LANTRONIX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Accumulated Other Comprehensive Income		Total Stockholders' Equity
	Shares	Amount							
Balance at June 30, 2021	29,088	$ 3	$	249,885	$	(204,163)	$	371	$ 46,096
Shares issued pursuant to equity offering, net	4,700	1		32,593		–		–	32,594
Shares issued pursuant to stock awards, net	1,341	–		1,633		–		–	1,633
Tax withholding paid on behalf of employees for restricted shares	–	–		(1,811)		–		–	(1,811)
Fair value of warrants to purchase common stock issued with bank credit facility	–	–		500		–		–	500
Share-based compensation	–	–		6,246		–		–	6,246
Net loss	–	–		–		(5,362)		–	(5,362)
Balance at June 30, 2022	35,129	$ 4	$	289,046	$	(209,525)	$	371	$ 79,896
Shares issued pursuant to stock awards, net	1,746	–		1,253		–		–	1,253
Tax withholding paid on behalf of employees for restricted shares	–	–		(821)		–		–	(821)
Share-based compensation	–	–		6,208		–		–	6,208
Net loss	–	–		–		(8,980)		–	(8,980)
Balance at June 30, 2023	36,875	$ 4	$	295,686	$	(218,505)	$	371	$ 77,556

See accompanying notes to consolidated financial statements.

LANTRONIX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended June 30,	
	2023	2022
Operating activities		
Net loss	$ (8,980)	$ (5,362)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Share-based compensation	6,208	6,246
Amortization of purchased intangible assets	5,804	5,590
Depreciation and amortization	1,735	1,028
Amortization of manufacturing profit in acquired inventory associated with acquisitions	225	380
Loss on disposal of property and equipment	15	4
Amortization of deferred debt issuance costs	104	261
Fair value remeasurement of earnout consideration	(447)	1,107
Loss on extinguishment of debt	–	764
Changes in operating assets and liabilities, net of assets and liabilities acquired:		
Accounts receivable	480	(7,470)
Inventories	(8,692)	(15,266)
Contract manufacturers' receivable	435	(1,494)
Prepaid expenses and other current assets	3,043	(2,183)
Lease right-of-use assets	2,088	1,564
Other assets	(18)	(85)
Accounts payable	(8,575)	8,782
Accrued payroll and related expenses	(2,560)	(222)
Other liabilities	9,372	(3,060)
Net cash provided by (used in) operating activities	237	(9,416)
Investing activities		
Purchases of property and equipment	(2,673)	(2,118)
Cash payment for acquisitions, net of cash and cash equivalents acquired	(4,650)	(23,629)
Net cash used in investing activities	(7,323)	(25,747)
Financing activities		
Net proceeds from issuances of common stock	1,253	34,227
Tax withholding paid on behalf of employees for restricted shares	(821)	(1,811)
Earnout consideration paid	–	(1,500)
Net proceeds from issuance of debt	4,909	28,800
Payment of borrowings on term loan	(1,994)	(17,062)
Net proceeds from borrowing on line of credit	2,000	2,500
Payment of borrowings on line of credit	(2,000)	(2,500)
Payment of lease liabilities	(30)	(9)
Net cash provided by financing activities	3,317	42,645
Increase (decrease) in cash and cash equivalents	(3,769)	7,482
Cash and cash equivalents at beginning of year	17,221	9,739
Cash and cash equivalents at end of year	$ 13,452	$ 17,221
Supplemental disclosure of cash flow information		
Interest paid	$ 1,563	$ 1,494
Income taxes paid	$ 539	$ 215

See accompanying notes to consolidated financial statements.

1.   Company and Significant Accounting Policies

Company

Lantronix, Inc., which we refer to herein as the Company, Lantronix, we, our, or us, is a global Industrial and Enterprise internet of things ("IoT") provider of solutions that target diversified verticals ranging from Smart Cities, Utilities and Healthcare to Enterprise, Intelligent Transportation, and Industrial Automation. Building on a long history of connectivity and video processing competence, our target applications include Smart Cities infrastructure, Infotainment systems and Video Surveillance all supplemented with a comprehensive Out of Band Management products offering for Cloud and Edge Computing.

We were incorporated in California in 1989 and re-incorporated in Delaware in 2000.

Basis of Presentation

The consolidated financial statements include the accounts of Lantronix and our wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The industry in which we operate is characterized by rapid technological change. As a result, estimates made in preparing the consolidated financial statements include revenue recognition, the allowance for doubtful accounts, business combinations, inventory valuation, goodwill valuation, deferred income tax asset valuation allowances, share-based compensation, restructuring charges and warranty reserves. In the macroeconomic environment affected by COVID-19, our estimates could require increased judgement and carry a higher degree of variability volatility. To the extent there are material differences between our estimates and actual results, future results of operations will be affected.

Revenue Recognition

Refer to *Note 2* below for a discussion of our significant accounting policy over revenue recognition.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount we expect to collect, which is net of an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our evaluation of the collectability of customer accounts receivable is based on various factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, we record an allowance against amounts due based on those particular circumstances. For all other customers, we estimate an allowance for doubtful accounts based on various considerations, including the length of time the receivables are past due and our historical bad debt collection experience. We also consider our understanding of current economic and industry conditions that may affect the collectability of customer receivables. Accounts that are deemed uncollectible are written off against the allowance for doubtful accounts.

Concentration of Credit Risk

Our accounts receivable are primarily derived from revenue earned from customers located throughout North America, Europe and Asia. We perform periodic credit evaluations of our customers' financial condition and maintain allowances for potential credit losses. Credit losses have historically been within our expectations. We generally do not require collateral or other security from our customers.

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, contract manufacturers' receivable, accounts payable, and accrued liabilities. The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether or not the inputs are observable in the market and the degree to which the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Inputs are based on quoted market prices for identical assets and liabilities in active markets at the measurement date.

Level 2: Inputs include quoted prices for similar assets or liabilities in active markets and/or quoted prices for identical or similar assets or liabilities in markets that are not active near the measurement date.

Level 3: Inputs include management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The hierarchy noted above requires us to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. Other than earnout consideration liabilities (see *Note 3*), during the fiscal years ended June 30, 2023 and 2022 we did not have any assets or liabilities that were measured at fair value on a recurring basis. As of June 30, 2023 we do not have any assets or liabilities that were measured at fair value on a non-recurring basis,

We believe all of our financial instruments' recorded values approximate their current fair values because of the nature and short duration of these instruments.

Foreign Currency Remeasurement

The functional currency for all our foreign subsidiaries is currently the U.S. dollar. Non-monetary and monetary foreign currency assets and liabilities are valued in U.S. dollars at historical and end-of-period exchange rates, respectively. Exchange gains and losses from foreign currency transactions and remeasurements are recognized in the consolidated statements of operations. Translation adjustments for foreign subsidiaries whose functional currencies were previously their respective local currencies are suspended in accumulated other comprehensive income.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is composed of accumulated translation adjustments as of June 30, 2023 and 2022. We did not have any other comprehensive income or losses during the fiscal years ended June 30, 2023 or 2022.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments, with original maturities of 90 days or less.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. We provide reserves for excess and obsolete inventories determined primarily based upon estimates of future demand for our products. Shipping and handling costs are classified as a component of cost of revenue in the consolidated statements of operations.

Inventory Sale and Purchase Transactions with Contract Manufacturers

Under certain circumstances, we sell raw materials to our contract manufacturers and subsequently repurchase finished goods from the contract manufacturers which contain such raw materials. Net sales of raw materials to the contract manufacturers are recorded on the consolidated balance sheets as contract manufacturers' receivables and are eliminated from net revenue as we intend to repurchase the raw materials from the contract manufacturers in the form of finished goods.

We have contractual arrangements with certain of our contract manufacturers that require us to purchase unused inventory that the contract manufacturer has purchased to fulfill our forecasted manufacturing demand. To the extent that inventory on-hand at one or more of these contract manufacturers exceeds our contractually reported forecasts, we record the amount we may be required to purchase as part of other current liabilities and inventories on the consolidated balance sheets.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives, generally ranging from three to five years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease term or five years. Major renewals and betterments are capitalized, while replacements, maintenance and repairs, which do not improve or extend the estimated useful lives of the respective assets, are expensed as incurred.

Business Combinations

We allocate the fair value of the purchase consideration of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets acquired. We evaluate goodwill for impairment on an annual basis in our fiscal fourth quarter or more frequently if we believe indicators of impairment exist that would more likely than not reduce the fair value of our single reporting unit below its carrying amount. We begin by assessing qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying value. Based on that qualitative assessment, if we conclude that it is more likely than not that the fair value of our single reporting unit is less than its carrying value, we conduct a quantitative goodwill impairment test, which involves comparing the estimated fair value of our single reporting unit with its carrying value, including goodwill. We estimate the fair value of our single reporting unit using a combination of the income and market approach. If the carrying value of the reporting unit exceeds its estimated fair value, we recognize an impairment loss for the difference.

During the fourth quarter of the fiscal year ended June 30, 2023, we performed a qualitative assessment of whether goodwill impairment existed and did not determine that it was more likely than not that the fair value of our single reporting unit was less than its carrying amount.

Purchased Intangible Assets

Included within "purchased intangible assets, net" at June 30, 2023 are customer lists, developed technology, tradenames, and other intangible assets acquired in connection with various business combinations. Such capitalized costs and intangible assets are being amortized over a period of one to five years.

Long-Lived Assets and Intangible Assets

We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. We estimate the future cash flows, undiscounted and without interest charges, expected to be generated by the assets from its use or eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Income Taxes

Income taxes are computed under the liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and are reflected in the consolidated financial statements in the period of enactment. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Financial statement effects of a tax position are initially recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that meets the more-likely-than-not threshold of being realized upon ultimate settlement with a taxing authority. We recognize potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Share-Based Compensation

We account for share-based compensation by expensing the estimated grant date fair value of our shared-based awards ratably over the requisite service period.

We recognize the impact of forfeitures on our share-based compensation expense as such forfeitures occur. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the fiscal year. Diluted net income (loss) per share is calculated by adjusting the weighted-average number of common shares outstanding, assuming any dilutive effects of outstanding share-based awards using the treasury stock method.

Research and Development Costs

Costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred. Development costs of computer software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. In most instances, we believe our current process for developing products is essentially completed concurrently with the establishment of technological feasibility and thus, software development costs have been expensed as incurred.

Warranty

The standard warranty periods we provide for our products typically range from one to five years. We establish reserves for estimated product warranty costs at the time revenue is recognized based upon our historical warranty experience, and for any known or anticipated product warranty issues.

Restructuring Charges

We recognize costs and related liabilities for restructuring activities when they are incurred. Our restructuring charges are primarily comprised of employee separation costs, asset impairments and contract exit costs. Employee separation costs include one-time termination benefits that are recognized as a liability at estimated fair value, at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing termination benefits are recognized as a liability at estimated fair value when the amount of such benefits are probable and reasonably estimable. Contract exit costs include contract termination fees and right-of-use asset impairments recognized on the date that we have vacated the premises or ceased use of the leased facilities. A liability for contract termination fees is recognized in the period in which we terminate the contract.

Leases

We determine if an arrangement is a lease, or contains a lease, at the inception of the arrangement and evaluate whether the lease is an operating lease or a finance lease at the commencement date. We recognize right-of-use ("ROU") assets and lease liabilities for operating and finance leases with terms greater than 12 months. ROU assets represent our right to use an asset for the lease term, while lease liabilities represent our obligation to make lease payments. To the extent a lease includes a renewal option, we include such options in the calculation of the ROU asset and lease liability if it is reasonably assured that we will exercise the option. Operating and finance lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the present value of lease payments, we use the implicit interest rate, if it is readily determinable or estimable. To the extent that we are unable to utilize an interest rate implicit in the lease, we generally use our collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Operating and finance lease ROU assets are recognized net of any lease prepayments and incentives. Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease expense is recognized based on the effective-interest method over the lease term.

For leases that we acquire in acquisition transactions, we generally elect not to recognize assets or liabilities at the acquisition date for leases that, at the acquisition date, have a remaining lease term of 12 months or less. This includes not recognizing an intangible asset if the terms of an operating lease are favorable relative to the market terms or a liability if the terms are unfavorable relative to the market terms.

Refer to *Note 9* below for additional information regarding our leases.

Advertising Expenses

Advertising expenses are recorded in the period incurred and totaled $262,000 and $253,000 for the fiscal years ended June 30, 2023 and 2022, respectively. The costs are included in selling, general and administrative expenses in the consolidated statements of operations.

Segment Information

We have one operating and reportable business segment.

Recent Accounting Pronouncements

Revenue Contracts

In October 2021, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity and inconsistency related to (i) recognition of an acquired contract liability and (ii) payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in this ASU require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with existing revenue recognition guidance under Accounting Standard Codification Topic ("ASC") 606. At the acquisition date, an acquirer would assess how the acquiree applied ASC 606 to determine what to record for the acquired revenue contracts. Generally, this would result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements. Lantronix adopted this ASU in the first quarter of our fiscal year ended June 30, 2023, and as such, we recorded applicable contract assets and liabilities acquired in the Uplogix acquisition (see *Note 3*) in accordance with this ASU.

Current Expected Credit Losses

In June 2016, the FASB issued a new ASU requiring financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The ASU eliminates the threshold for initial recognition in current U.S. GAAP and reflects an entity's current estimate of all expected credit losses. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets. The ASU is effective for Lantronix beginning in the first quarter of fiscal year 2024. The adoption of this guidance is not expected to have a material effect on our consolidated financial statements.

2.   Revenue

Revenue is recognized upon the transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We apply the following five-step approach in determining the amount and timing of revenue to be recognized: (i) identifying the contract with a customer, (ii) identifying the performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations in the contract and (v) recognizing revenue when the performance obligation is satisfied. On occasion we enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

Revenue is recognized net of (i) any taxes collected from customers, which are subsequently remitted to governmental authorities and (ii) shipping and handling costs collected from customers.

Products

Most of our product revenue is recognized as a distinct single performance obligation when products are tendered to a carrier for delivery, which represents the point in time that our customer obtains control of the promised products. A smaller portion of our product revenue is recognized when our customer receives delivery of the promised products.

A significant portion of our products are sold to distributors under agreements which contain (i) limited rights to return unsold products and (ii) price adjustment provisions, both of which are accounted for as variable consideration when estimating the amount of revenue to recognize. We base our estimates for returns and price adjustments primarily on historical experience; however, we also consider contractual allowances, approved pricing adjustments and other known or anticipated returns and price adjustments in a given period. Such estimates are generally made at the time of shipment to the customer and updated at the end of each reporting period as additional information becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Our estimates of accrued variable consideration are included in other current liabilities in the accompanying consolidated balance sheets.

Services

Revenues from our extended warranty and services are generally recognized ratably over the applicable service period. Revenues from sales of our software-as-a-service ("SaaS") products are recognized ratably over the applicable service period as well.

We prepay sales commissions related to certain of these contracts, which are incremental costs of obtaining the contract. We capitalize these costs and expense them ratably on a straight-line basis over the life of the contract. At June 30, 2023, prepaid sales commissions included in prepaid expenses and other current assets totaled $150,000 and included in other assets totaled $58,000.

Engineering Services

We derive a portion of our revenues from engineering and related consulting service contracts with customers. Revenues from professional engineering services are generally recognized as services are performed. These contracts generally include performance obligations in which control is transferred over time because the customer either simultaneously receives and consumes the benefits provided or our performance on the contract creates or enhances an asset that the customer controls. These contracts typically provide services on the following basis:

- Time & Materials ("T&M") – services consist of revenues from software modification, consulting implementation, training and integration services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary depending on the actual time and materials incurred based on the customer's needs.

- Fixed Price – arrangements to render specific consulting and software modification services which tend to be more complex.

Performance obligations for T&M contracts qualify for the "Right to Invoice" practical expedient within the revenue guidance. Under this practical expedient, we may recognize revenue, over time, in the amount to which we have a right to invoice. In addition, we are not required to estimate variable consideration upon inception of the contract and reassess the estimate each reporting period. We determined that this method best represents the transfer of services as, upon billing, we have a right to consideration from a customer in an amount that directly corresponds with the value to the customer of our performance completed to date.

We recognize revenue on fixed price contracts, over time, using an input method based on the proportion of our actual costs incurred (generally labor hours expended) to the total costs expected to complete the contract performance obligation. We determined that this method best represents the transfer of services as the proportion closely depicts the efforts or inputs completed towards the satisfaction of a fixed price contract performance obligation.

Multiple Performance Obligations

From time to time, we may enter into contracts with customers that include promises to transfer multiple deliverables that may include sales of products, professional engineering services and other product qualification or certification services. Determining whether the deliverables in such arrangements are considered distinct performance obligations that should be accounted for separately versus together often requires judgment. We consider performance obligations to be distinct when the customer can benefit from the promised good or service on its own or by combining it with other resources readily available and when the promised good or service is separately identifiable from other promised goods or services in the contract. In such arrangements, we allocate revenue on a relative standalone selling price basis by maximizing the use of observable inputs to determine the standalone selling price for each performance obligation.

Net Revenue by Product Line and Geographic Region

We organize our products and solutions into three product lines: Embedded IoT Solutions, IoT System Solutions, and Software & Services. Our Embedded IoT products are normally embedded into new designs. These products include application processing that delivers compute to meet customer needs for data transformation, computer vision, machine learning, augmented / virtual reality, audio / video aggregation and distribution, and custom applications at the edge. Our IoT System products include wired and wireless connections that enhance the value and utility of modern electronic systems and equipment by providing secure network connectivity, power for IoT end devices through Power over Ethernet (PoE), application hosting, protocol conversion, media conversion, secure access for distributed IoT deployments and many other functions. Our Software & Services products can be classified as either (i) our SaaS platform, which enables customers to easily deploy, monitor, manage, and automate across their global deployments, all from a single platform login, virtually connected as though directly on each device, (ii) engineering services, which is a flexible business model that allows customers to select from turnkey product development or team augmentation for accelerating complex areas of product development or (iii) extended warranty, support and maintenance.

We conduct our business globally and manage our sales teams by three geographic regions: the Americas; Europe, Middle East, and Africa ("EMEA"); and Asia Pacific Japan ("APJ").

The following tables present our net revenue by product line and by geographic region. Net revenues by geographic region are generally based on the "bill-to" location of our customers:

	Years Ended June 30,	
	2023	2022
	(In thousands)	
Embedded IoT Solutions	$ 63,636	$ 61,773
IoT System Solutions	57,496	59,019
Software & Services	10,057	8,863
	$ 131,189	$ 129,655

		Years Ended June 30,		
		2023		2022
		(In thousands)		
Americas	$	78,557	$	77,799
EMEA		23,286		22,542
APJ		29,346		29,314
	$	131,189	$	129,655

The following table presents product revenues and service revenues as a percentage of our total net revenue:

	Year Ended June 30,	
	2022	2021
Product revenues	93%	94%
Service revenues	7%	6%

Service revenue is comprised primarily of professional services, software license subscriptions, and extended warranties.

Contract Balances

In certain instances, the timing of revenue recognition may differ from the timing of invoicing to our customers. We record a contract asset receivable when revenue is recognized prior to invoicing, and a contract or deferred revenue liability when revenue is recognized subsequent to invoicing. With respect to product shipments, we expect to fulfill contract obligations within one year and so we have elected not to separately disclose the amount nor the timing of recognition of these remaining performance obligations. For contract balances related to contracts that include services and multiple performance obligations, refer to the deferred revenue discussion below.

Deferred Revenue

Deferred revenue is primarily comprised of unearned revenue related to our extended warranty services and certain software services. These services are generally invoiced at the beginning of the contract period and revenue is recognized ratably over the service period. Current and non-current deferred revenue balances represent revenue allocated to the remaining unsatisfied performance obligations at the end of a reporting period and are respectively included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets.

The following table presents the changes in our deferred revenue balance for the year ended June 30, 2023 (in thousands):

Balance, July 1, 2022	$	1,342
New performance obligations		3,183
Performance obligations acquired from acquisitions		4,096
Recognition of revenue as a result of satisfying performance obligations		(5,240)
Balance, June 30, 2023	$	3,381
Less: non-current portion of deferred revenue		(888)
Current portion, June 30, 2023	$	2,493

We expect to recognize substantially all of the non-current portion of deferred revenue over the next 2 to 5 years.

3. Acquisitions

Acquisition of Uplogix

On September 12, 2022 (the "Closing Date"), we entered into a Merger Agreement with Uplogix, Inc. ("Uplogix") pursuant to which Uplogix became a wholly-owned subsidiary of Lantronix. Pursuant to the Merger Agreement, all of the issued and outstanding shares of Uplogix were cancelled and converted into the right to receive an applicable portion of the Consideration Pool Amount (as defined in the Merger Agreement). In addition, the holders of promissory notes issued by Uplogix entered into note termination agreements with Uplogix, which provided, among other things, that the issued and outstanding promissory notes were cancelled and terminated upon the closing of the Merger. Holders of Company Junior-Only Notes (as defined in the Merger Agreement) received, in connection with their cancellation and termination of such notes, the full payment of principal and interest. Holders of Company Senior Notes (as defined in the Merger Agreement), including those holders of Company Senior Notes and Company Junior Notes (as defined in the

Merger Agreement) (the "Company Senior Noteholders"), received the applicable portions of the Estimated Merger Consideration (as defined in the Merger Agreement).

The aggregate consideration payable by Lantronix under the Merger Agreement was equal to $8,000,000 (inclusive of payments to satisfy the Company Junior-Only Notes), subject to certain adjustments, including, without limitation, for cash, debt, transaction expenses (including the Bonus Amount (as defined below)) and net working capital. Prior to the Closing Date, Uplogix entered into an amended and restated bonus plan, which provided that certain of its employees would be entitled to receive, in the aggregate, 15% of the consideration otherwise payable to the holders of Company Senior Notes (the "Bonus Amount") under the Merger Agreement, with the terms of such bonus payments (including the amounts per employee and the timing of such payments) as specified in such bonus plan.

In addition, the Company Senior Noteholders and former Uplogix employees have the right to receive up to an additional $4,000,000 in the aggregate (the "Earnout Amount"), payable after the closing of the Merger based on revenue targets for the business of Uplogix as specified in the Merger Agreement. The Earnout Amount will be based on Uplogix achieving revenue (subject to certain adjustments as specified in the Merger Agreement) of $7,000,000 to $14,000,000 for the period beginning at the Closing Date and ending on September 30, 2023. The Company Senior Noteholders are entitled to an advance of the Earnout Amount if the revenue of the Uplogix business for the period beginning at the closing of the Merger and ending on March 31, 2023 is between $7,000,000 to $14,000,000, but in no event will the Earnout Amount, together with any such advance of the Earnout Amount, exceed $4,000,000.

The acquisition of Uplogix brings immediate scale to our out-of-band remote management solutions, adding a complementary high-end product offering that includes high-margin maintenance and licensing revenues.

A summary of the purchase consideration for the Uplogix acquisition is as follows (in thousands):

Cash paid, including initial working capital adjustments	$	8,754
Preliminary estimated fair value of earnout consideration		1,718
Total purchase consideration	$	10,472

We recorded Uplogix's tangible and intangible assets and liabilities based on their estimated fair values as of the Closing Date and allocated the remaining purchase consideration to goodwill. Our valuation assumptions of acquired assets and assumed liabilities require significant estimates, especially with respect to intangible assets. Updates to the valuation of certain assets acquired and liabilities assumed may result in changes to the recorded amounts of assets and liabilities, with corresponding adjustments to goodwill in subsequent periods. As of June 30, 2023, the measurement period is complete.

During the fiscal year ended June 30, 2023, based on additional analysis and refinements to our estimates, we adjusted the preliminary purchase price allocation as of the Closing Date to (i) decrease the estimated fair value of intangible assets acquired by $660,000, (ii) increase the fair value of other current liabilities by a net amount of $12,000. These adjustments resulted in an increase to goodwill of $672,000.

The final purchase price allocation is as follows (in thousands):

Cash and cash equivalents	$	4,104
Accounts receivable, net		1,900
Inventories, net		3,590
Prepaid expense and other current assets		288
Lease right-of-use asset		778
Other non-current assets		129
Amortizable intangible assets		1,810
Goodwill		7,056
Accounts payable		(278)
Accrued payroll		(262)
Deferred revenue		(4,096)
Other current liabilities		(3,067)
Notes payable		(900)
Other noncurrent liabilities		(580)
Total consideration	$	10,472

As discussed above, the purchase consideration and resulting purchase price allocation for this acquisition included various adjustments for transaction expenses, the Bonus Amount, payment of Company Junior-Only Notes and certain other accrued expenses paid shortly after the Closing Date. Pursuant to the Merger Agreement, substantially all of the $4,104,000 cash acquired was to be utilized for these items. The purchase price allocation above reflects both this cash acquired and the applicable accrued liabilities and notes payable that were substantially all disbursed on or shortly after the Closing Date.

The factors that contributed to a purchase price resulting in the recognition of goodwill include our belief that this acquisition will create a more diverse IoT company with respect to product offerings and our belief that we are committed to improving cost structures in accordance with our operational and restructuring plans which should result in a realization of cost savings and an improvement of overall efficiencies.

Depending on the structure of a particular acquisition, goodwill and identifiable intangible assets may not be deductible for tax purposes. We have determined that goodwill and identifiable intangible assets related to this acquisition are deductible.

Acquisition-related costs were expensed in the periods in which the costs were incurred.

The valuation of identifiable intangible assets and their estimated useful lives are as follows:

	Asset Fair Value	Weighted Average Useful Life
	(In thousands)	(In years)
Customer relationships	$ 1,030	5.0
Developed technology	600	5.0
Trademarks and trade names	180	1.0

The intangible assets are amortized on a straight-line basis over the estimated weighted-average useful lives.

Valuation Methodology

The customer relationships were valued using the multi-period excess earnings method, which estimates revenues and cash flows derived from this asset and also considers portions of the cash flows that can be attributed to the use of other supporting assets. The useful lives of customer relationships are estimated based primarily upon customer turnover data. Order backlog was estimated to be substantially fulfilled within a year of the Closing Date.

Developed technology and trades names were valued using the relief-from-royalty method. This method is an income approach that estimates the portion of a company's earnings attributable to an asset based on the royalty rate the company would have paid for the use of the asset if it did not own it. Royalty payments are estimated by applying a royalty rate to the prospective revenue attributable to the intangible asset. The resulting annual royalty payments are tax-affected and then discounted to present value.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of the following:

- Historical performance including sales and profitability

- Business prospects and industry expectations

- Estimated economic life of the asset

- Development of new technologies

- Acquisition of new customers

- Attrition of existing customers

- Obsolescence of technology over time

The fair value of earnout consideration was estimated based on applying a Monte Carlo simulation method to forecast achievement of the revenue targets. This method involves many possible value outcomes which are evaluated to establish an estimated value. Key inputs in the valuation include forecasted revenue, revenue volatility and discount rate.

Remeasurement of Earnout Consideration

During the year ended June 30, 2023, we remeasured the estimated fair value of the earnout consideration based on our updated expectations of achieving the revenue targets for the business of Uplogix.

The following table presents the change in the earnout consideration liability (in thousands):

Preliminary estimated fair value of earnout consideration	$	1,718
Remeasurement estimates		(447)
Payments		–
Balance at June 30, 2023	$	1,271

The remeasurement of the earnout consideration liability was recorded within our operating expenses in the accompanying consolidated statement of operations for the fiscal year ended June 30, 2023. The balance of this liability is recorded in other current liabilities on the accompanying consolidated balance sheet at June 30, 2023.

Supplemental Pro Forma Information (Unaudited)

The following supplemental pro forma data summarizes our results of operations for the periods presented, as if we completed the acquisition of Uplogix as of the first day of our fiscal year ended June 30, 2022. The supplemental pro forma data reports actual operating results adjusted to include the pro forma effect and timing of the impact of amortization expense of identified intangible assets, restructuring costs, the purchase accounting effect on inventories acquired, and transaction costs. In accordance with the pro forma acquisition date, we recorded in the year ended June 30, 2022 supplemental pro forma data (i) cost of goods sold from manufacturing profit in acquired inventory of $225,000, (ii) acquisition related restructuring costs of $315,000 and (iii) acquisition-related costs of $315,000, with a corresponding reduction in the year ended June 30, 2023 supplemental pro forma data. Additionally, we recorded $506,000 of amortization expense in the year ended June 30, 2022 supplemental pro forma data, and a reduction of amortization expense of $79,000 in the year ended June 30, 2023 supplemental pro forma data to represent amortization for the full fiscal year period.

Net revenue related to products and services from the acquisition of Uplogix contributed just under 4% of our total net revenue for the year ended June 30, 2023. As of the Closing Date, we began to immediately integrate the acquisition into existing operations, engineering groups, sales distribution networks and management structure, making it generally impracticable to determine the post-acquisition earnings on a standalone basis.

Supplemental pro forma data is as follows:

		Years ended June 30,		
		2023		**2022**
		(In thousands, except per share amounts)		
Pro forma net revenue	$	133,224	$	138,835
Pro forma net loss	$	(7,545)	$	(5,813)
Pro forma net loss per share:				
Basic and Diluted	$	(0.21)	$	(0.18)

Acquisition of Transition Networks

On April 28, 2021, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with Communications Systems, Inc., a Minnesota corporation ("CSI"), pursuant to which we agreed to purchase from CSI the Transition Networks ("TNI") and Net2Edge businesses of CSI (the "Transaction"). The Transaction closed on August 2, 2021 (the "Closing Date"), with Lantronix acquiring all outstanding shares of the common stock of TNI and all of the outstanding ordinary shares of Transition Networks Europe Limited (such entity, together with TNI, the "TN Companies") for an aggregate purchase price of up to approximately $32,028,000 consisting of (i) $25,028,000 in cash paid on the Closing Date, plus (ii) earnout payments of up to $7,000,000, payable following two successive 180-day intervals after the Closing Date based on revenue targets for the business of the TN Companies as specified in the Purchase Agreement, subject to certain adjustments and allocations as further described in the Purchase Agreement. Based on preliminary working capital estimates of the TN Companies at the Closing Date, we paid $24,160,000 in cash consideration on the Closing Date. In September 2021, pursuant to working capital adjustments as outlined in the Purchase Agreement, the net cash consideration paid as of the Closing Date was adjusted to approximately $23,651,000.

The acquisition of the TN Companies provided Lantronix with complementary IoT connectivity products and capabilities, including switching, power over ethernet and media conversion and adapter products.

A summary of the purchase consideration for the TN Companies is as follows (in thousands):

Cash consideration paid to CSI	$	23,651
Estimated fair value of earnout consideration		393
Total purchase consideration	$	24,044

We recorded the TN Companies' tangible and intangible assets and liabilities based on their estimated fair values as of the Closing Date and allocated the remaining purchase consideration to goodwill. Our valuation assumptions of acquired assets and assumed liabilities require significant estimates, especially with respect to intangible assets.

The final purchase price allocation is as follows (in thousands):

Cash and cash equivalents	$ 22
Accounts receivable, net	5,277
Inventories, net	7,734
Prepaid expense and other current assets	355
Property and equipment, net	121
Goodwill	4,958
Amortizable intangible assets	10,794
Accounts payable	(1,872)
Accrued payroll	(9)
Deferred tax liability	(2,036)
Other current liabilities	(1,300)
Total consideration	$ 24,044

The factors that contributed to a purchase price resulting in the recognition of goodwill include our belief that the Transaction will create a more diverse IoT company with respect to product offerings and our belief that we are committed to improving cost structures in accordance with our operational and restructuring plans which should result in a realization of cost savings and an improvement of overall efficiencies.

Depending on the structure of a particular acquisition, goodwill and identifiable intangible assets may not be deductible for tax purposes. We determined that goodwill and identifiable intangible assets related to the Transaction are not deductible.

Acquisition-related costs were expensed in the periods in which the costs were incurred.

The valuation of identifiable intangible assets and their estimated useful lives are as follows:

	Asset Fair Value	Weighted Average Useful Life
	(In thousands)	(In years)
Customer relationships	$ 7,467	3.5
Developed technology	1,890	3.5
Order backlog	567	1.0
Trademarks and trade names	870	2.0

The intangible assets are amortized on a straight-line basis over the estimated weighted-average useful lives.

4. Supplemental Financial Information

Accounts Receivable

The following table presents details of our accounts receivable:

	June 30,	
	2023	2022
	(In thousands)	
Accounts receivable	$ 28,204	$ 26,602
Allowance for doubtful accounts	(522)	(340)
Accounts receivable, net	$ 27,682	$ 26,262

Inventories

The following table presents details of our inventories:

	June 30,	
	2023	**2022**
	(In thousands)	
Finished goods	$ 25,670	$ 16,094
Raw materials	24,066	21,585
Inventories, net	$ 49,736	$ 37,679

Property and Equipment

The following table presents details of property and equipment:

	June 30,	
	2023	**2022**
	(In thousands)	
Computer, software and office equipment	$ 7,167	$ 5,370
Furniture and fixtures	3,119	760
Production, development and warehouse equipment	5,443	5,147
Construction-in-progress	52	1,612
Property and equipment, gross	15,781	12,889
Less accumulated depreciation	(11,152)	(9,237)
Property and equipment, net	$ 4,629	$ 3,652

Purchased Intangible Assets

The following table presents details of purchased intangible assets:

	June 30, 2023			June 30, 2022		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Book Value**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Book Value**
	(In thousands)					
Developed technology	$ 6,331	$ (3,881)	$ 2,450	$ 5,731	$ (2,493)	$ 3,238
Customer relationships	17,528	(9,487)	8,041	16,498	(5,700)	10,798
Order backlog	1,406	(1,406)	–	1,406	(1,356)	50
Non-compete agreements	400	(400)	–	400	(400)	–
Trademark and trade name	1,425	(1,351)	74	1,245	(772)	473
	$ 27,090	$ (16,525)	$ 10,565	$ 25,280	$ (10,721)	$ 14,559

We do not currently have any purchased intangible assets with indefinite useful lives.

As of June 30, 2023, future estimated amortization expense is as follows:

Years Ending June 30,	
(In thousands)	
2024	$ 5,314
2025	3,684
2026	1,177
2027	326
2028	64
	$ 10,565

Goodwill

The following table presents details of our goodwill balance:

	Year Ended June 30, 2023
	(In thousands)
Balance at June 30, 2022	$ 20,768
Acquisition of Uplogix	7,056
Balance at June 30, 2023	$ 27,824

Warranty Reserve

The following table presents details of our warranty reserve:

	Years Ended June 30,			
	2023		**2022**	
	(In thousands)			
Beginning balance	$	594	$	197
Warranty reserve assumed from acquisition of the TN Companies		–		483
Charged to cost of revenues		352		202
Usage		(158)		(288)
Ending balance	$	788	$	594

Other Liabilities

The following table presents details of our other liabilities:

	June 30,			
	2023		**2022**	
	(In thousands)			
Current				
Accrued variable consideration	$	2,167	$	1,905
Customer deposits and refunds		16,344		922
Accrued raw materials purchases		267		132
Deferred revenue		2,493		969
Lease liability		1,859		978
Taxes payable		647		371
Warranty reserve		788		594
Accrued operating expenses		4,248		2,606
Total other current liabilities	$	28,813	$	8,477
Non-current				
Lease liability	$	10,425	$	7,310
Deferred tax liability		146		–
Deferred revenue		888		373
Total other non-current liabilities	$	11,459	$	7,683

Computation of Net Loss per Share

The following table presents the computation of net loss per share:

	Years Ended June 30,			
	2023		**2022**	
	(In thousands, except per share data)			
Numerator:				
Net loss	$	(8,980)	$	(5,362)
Denominator:				
Weighted-average shares outstanding - basic and diluted		36,257		32,671
Net loss per share - basic and diluted	$	(0.25)	$	(0.16)

The following table presents the common stock equivalents excluded from the diluted net loss per share calculation because they were anti-dilutive for the periods presented. These excluded common stock equivalents could be dilutive in the future.

	Years Ended June 30,	
	2023	**2022**
	(In thousands)	
Common stock equivalents	637	1,069

Severance and Related Charges

The following table presents details of the liability we recorded related to restructuring, severance and related activities during the current fiscal year:

	Year Ended June 30, 2023
	(In thousands)
Beginning balance	$ 34
Charges	693
Payments	(630)
Ending balance	$ 97

The ending balance is recorded in accrued payroll and related expenses on the accompanying consolidated balance sheet at June 30, 2023.

Supplemental Cash Flow Information

The following table presents non-cash investing and financing transactions excluded from the consolidated statements of cash flows:

	Years Ended June 30,	
	2023	2022
	(In thousands)	
Acquisition of property through operating leases	$ 4,320	$ 7,170
Acquisition of property through financing leases	$ 536	$ –
Accrued property and equipment paid for in the subsequent period	$ 54	$ 868
Warrants to purchase common stock issued with bank credit facility	$ –	$ 500
Fair value adjustment of earnout consideration for TN companies at acquisition date	$ –	$ 393

5. Bank Loan Agreements

On September 7, 2022 we entered into a Third Amendment to the Third Amended and Restated Loan and Security Agreement (the "Amendment") with Silicon Valley Bank ("SVB"), pertaining to our existing term loan and revolving credit facility (together, the "Senior Credit Facilities"), which amends that certain Third Amended and Restated Loan and Security Agreement, dated as of August 2, 2021, as amended by the First Amendment to Third Amended and Restated Loan and Security Agreement, dated as of October 21, 2021, as amended by the Second Amendment to Third Amended and Restated Loan and Security Agreement, dated as of February 15, 2022 by and among Lantronix and SVB (collectively with the Amendment, the "Loan Agreement").

The Amendment, among other things, provided for an additional term loan in the original principal amount of $5,000,000 that matures on August 2, 2025. The Senior Credit Facilities bears interest at Term Secured Overnight Financing Rate ("SOFR") or the Prime Rate, at the option of Lantronix, plus a margin that ranges from 3.10% to 4.10% in the case of Term SOFR and 1.50% to 2.50% in the case of the Prime Rate, depending on our total leverage with a Term SOFR floor of 1.50% and a Prime Rate floor of 3.25%. The Amendment reduces the minimum liquidity requirement from $5,000,000 to $4,000,000. As a condition to entering into the Amendment, we were obligated to pay a nonrefundable facility increase fee in the amount of $25,000. The Senior Credit Facilities mature on August 2, 2025. The Senior Credit Facilities are secured by substantially all of our assets.

On September 7, 2022, we borrowed $2,000,000 on our revolving credit facility. We subsequently paid this amount back to the bank in full in February 2023.

On April 3, 2023, we entered into a Letter Agreement (the "Letter Agreement") with SVB, which, among other matters, amended the Loan Agreement to reduce the former requirement to hold 85% of our company-wide cash balances at SVB to 50%, and provided a waiver of any event of default under the Loan Agreement for any failure to comply with this covenant prior to the date of the Letter Agreement.

The following table summarizes our outstanding debt:

		June 30,		
		2023		2022
		(In thousands)		
Outstanding borrowings on Senior Credit Facilities	$	19,194	$	16,188
Less: Unamortized debt issuance costs		(230)		(243)
Net Carrying amount of debt		18,964		15,945
Less: Current portion		(2,743)		(1,671)
Non-current portion	$	16,221	$	14,274

During the year ended June 30, 2023, we recognized $1,610,000 of interest expense in the accompanying consolidated statement of operations related to interest and amortization of debt issuance associated with the borrowings under the Senior Credit Facilities.

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. On March 13, 2023, the FDIC announced that it had transferred all insured and uninsured deposits and substantially all assets of SVB to a newly created, full-service FDIC-operated "bridge bank" called Silicon Valley Bridge Bank, N.A., where depositors would have full access to their money immediately. On March 27, 2023, First Citizens Bank announced that it entered into an agreement with the FDIC to purchase all of the assets and liabilities of Silicon Valley Bridge Bank. We currently have full control of our cash and cash equivalents balance at SVB and our other banking institutions. We frequently monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds.

Financial Covenants

The Senior Credit Facilities require Lantronix to comply with a minimum liquidity test, a maximum leverage ratio and a minimum fixed charge coverage ratio. We were in compliance with all financial covenants as of June 30, 2023.

Liquidity

The Senior Credit Facilities require that we maintain a minimum liquidity of $4,000,000 at SVB, as measured at the end of each month.

Maximum leverage ratio

The Senior Credit Facilities require that we maintain a maximum leverage ratio, calculated as the ratio of funded debt to the consolidated trailing 12 month earnings before interest, taxes, depreciation and amortization, and certain other allowable exclusions of (i) 2.50 to 1.00 for each calendar quarter ending June 30, 2021 through and including September 30, 2022, (ii) 2.25 to 1.00 for each calendar quarter ending December 31, 2022 through and including September 30, 2023, and (iii) 2.00 to 1.00 for the calendar quarter December 31, 2023 and each calendar quarter thereafter.

Minimum fixed charge coverage ratio

The Senior Credit Facilities require that we maintain a minimum fixed charge coverage ratio, calculated as the ratio of consolidated trailing 12 month earnings before interest, taxes, depreciation and amortization, and certain other allowable exclusions, less capital expenditures and taxes paid, to the trailing twelve month principal and interest payments on all funded debt of 1.25 to 1.00 as measured at the end of each calendar quarter.

In addition, the Senior Credit Facilities contain customary representations and warranties, affirmative and negative covenants, including covenants that limit or restrict Lantronix and its subsidiaries' ability to incur liens, incur indebtedness, dispose of assets, make investments, make certain restricted payments, merge or consolidate and enter into certain speculative hedging arrangements. The Senior Credit Facilities include a number of events of default, including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults and material judgment defaults. If any event of default occurs (subject, in certain instances, to specified grace periods), the principal, premium, if any, interest and any other monetary obligations on all the then outstanding amounts under the Senior Credit Facilities may become due and payable immediately.

6. Stockholders' Equity

Stock Incentive Plans

We have stock incentive plans in effect under which non-qualified and incentive stock options to purchase shares of Lantronix common stock ("stock options") have been granted to employees, non-employees and board members. In addition, we have previously granted restricted common stock awards ("non-vested shares") to employees and board members under these plans. In November 2020, our stockholders voted to approve the 2020 Performance Incentive Plan (the "2020 Plan"), replacing our Amended and Restated

2010 Stock Incentive Plan (the "2010 Plan"), which expired in September 2020. At the 2010 Plan's expiration date, approximately 1,097,000 shares of our common stock that remained available for award grants under the 2010 Plan became available for award grants under the 2020 Plan. An additional 2,500,000 shares our common stock are also available for award grants under the 2020 Plan. In addition, any shares of common stock subject to outstanding awards under the 2010 Plan that expire, are cancelled, or otherwise terminate after the expiration date of the 2010 Plan will be available for award grant purposes under the 2020 Plan. The 2020 Plan authorizes awards of stock options (both non-qualified and incentive), stock appreciation rights, non-vested shares, restricted stock units ("RSUs") and performance shares ("PSUs"). New shares are issued to satisfy stock option exercises and share issuances. At June 30, 2023, approximately 2,465,000 shares remain available for issuance under the 2020 Plan. We have also granted stock options and RSUs under individual inducement award agreements.

The Compensation Committee of our board of directors determines eligibility, vesting schedules and exercise prices for stock options and shares granted under the plans. Stock options are generally granted with an exercise price equal to the market price of our common stock on the grant date. Stock options generally have a contractual term of seven to ten years. Share-based awards generally vest and become exercisable over a one to four-year service period. As of June 30, 2023, no stock appreciation rights or non-vested stock was outstanding. No income tax benefit was realized from activity in the share-based plans during the fiscal years ended June 30, 2023 and 2022.

Stock Option Awards

The fair value of each stock option grant is estimated on the grant date using the Black-Scholes-Merton option-pricing formula. The expected term of stock options granted is based on our recent historical exercise data. Expected volatilities are based on the historical volatility of our stock price. The risk-free interest rate assumption is based on the U.S. Treasury interest rates appropriate for the expected term of our stock options.

The following weighted-average assumptions were used to estimate the fair value of all of our stock option grants:

	Years Ended June 30,	
	2023	**2022**
Expected term (in years)	3.9	4.7
Expected volatility	62%	63%
Risk-free interest rate	3.79%	0.82%
Dividend yield	0.00%	0.00%

The following table presents a summary of activity for all of our stock options:

			Weighted-Average		
	Number of Shares	Exercise Price Per Share	Remaining Contractual Term	Aggregate Intrinsic Value	
	(In thousands)		(In years)	(In thousands)	
Balance of options outstanding at June 30, 2022	1,383	$ 3.40			
Granted	115	4.96			
Expired	(9)	2.04			
Exercised	(164)	2.55			
Balance of options outstanding at June 30, 2023	1,325	$ 3.65	2.1	$	987
Options exercisable at June 30, 2023	1,147	$ 3.45	1.5	$	979

The following table presents a summary of grant date fair value and intrinsic value information for all of our stock options:

	Years Ended June 30,	
	2023	**2022**
	(In thousands, except per share data)	
Weighted-average grant date fair value per share	$ 2.44	$ 2.94
Intrinsic value of options exercised	$ 454	$ 1,506

Restricted Stock Units

The fair value of our RSUs is based on the closing market price of our common stock on the grant date.

The following table presents a summary of activity with respect to our RSUs:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)	
Balance of RSUs outstanding at June 30, 2022	1,115	$ 5.50
Granted	763	5.59
Forfeited	(96)	5.51
Vested	(593)	5.22
Balance of RSUs outstanding at June 30, 2023	1,189	$ 5.70

Performance Shares

The following table presents a summary of activity with respect to our PSUs:

	Number of Shares
	(In thousands)
Balance of PSUs outstanding at June 30, 2022	1,030
Granted	1,147
Forfeited	(299)
Vested	(947)
Balance of PSUs outstanding at June 30, 2023	931

Employee Stock Purchase Plan

Our 2013 Employee Stock Purchase Plan ("ESPP") is intended to provide employees with an opportunity to purchase our common stock through accumulated payroll deductions at the end of a specified purchase period. Each of our employees (including officers) is eligible to participate in our ESPP, subject to certain limitations as set forth in our ESPP.

The ESPP currently operates with six month offering periods commencing on the first trading day on or after May 16 and November 16 of each year (an "Offering Period"). Common stock may be purchased under the ESPP at the end of each six-month Offering Period unless the participant withdraws or terminates employment earlier. Shares of the Company's common stock may be purchased under the ESPP at a price not less than 85% of the lesser of the fair market value of our common stock on the first or last trading day of each Offering Period.

The per share fair value of stock purchase rights granted under the ESPP was estimated using the following weighted-average assumptions:

	Years Ended June 30,	
	2023	2022
Expected term (in years)	0.5	0.5
Expected volatility	66%	59%
Risk-free interest rate	4.88%	0.92%
Dividend yield	0.00%	0.00%

The following table presents a summary of activity under our ESPP:

	Year Ended June 30, 2023
	(In thousands, except per share data)
Shares available for issuance at June 30, 2022	85
Shares reserved for issuance	500
Shares issued	(204)
Shares available for issuance at June 30, 2023	381
Weighted-average purchase price per share	$ 4.26
Intrinsic value of ESPP shares on purchase date	$ 153

Share-Based Compensation Expense

The following table presents a summary of share-based compensation expense included in each applicable functional line item on our consolidated statements of operations:

	Years Ended June 30,			
	2023		**2022**	
	(In thousands)			
Cost of revenues	$	158	$	369
Selling, general and administrative		4,546		4,862
Research and development		1,504		1,015
Total share-based compensation expense	$	6,208	$	6,246

The following table presents a summary of the remaining unrecognized share-based compensation expense related to our outstanding share-based awards as of June 30, 2023:

	Remaining Unrecognized Compensation Expense		Remaining Weighted-Average Years to Recognize
	(In thousands)		
Stock options	$	402	2.6
RSUs		5,666	2.2
PSUs		1,650	1.9
Common stock purchase rights under ESPP		128	0.4
	$	7,846	

If there are any modifications or cancellations of the underlying unvested share-based awards, we may be required to accelerate, increase or cancel remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation expense will increase to the extent that we grant additional share-based awards.

7. Retirement Plan

We have a retirement savings plan (the "Plan") to which eligible employees may elect to make contributions through salary deferrals up to 100% of their base pay, subject to limitations. We made approximately $411,000 and $373,000 in matching contributions to participants in the Plan during the fiscal years ended June 30, 2023 and 2022, respectively.

In addition, we may make discretionary profit-sharing contributions, subject to limitations. During the fiscal years ended June 30, 2023 and 2022, we made no such contributions to the Plan.

8. Income Taxes

The provision (benefit) for income taxes consists of the following components:

	Years Ended June 30,			
	2023		**2022**	
	(In thousands)			
Current:				
Federal	$	–	$	–
State		294		11
Foreign		308		254
Total Current taxes	$	602	$	265
Deferred:				
Federal		146		(1,805)
State		–		(292)
Foreign		–		–
Provision (benefit) for income taxes	$	748	$	(1,832)

The following table presents U.S. and foreign income (loss) before income taxes:

		Years Ended June 30,		
		2023		**2022**
		(In thousands)		
United States	$	(9,168)	$	(7,829)
Foreign		936		635
Loss before income taxes	$	(8,232)	$	(7,194)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

		Years Ended June 30,		
		2023		**2022**
		(In thousands)		
Deferred tax assets:				
Tax losses and credits	$	9,882	$	15,310
Reserves not currently deductible		2,054		1,881
Capitalized research and development expenses*		6,975		–
Deferred compensation		1,301		1,858
Inventory capitalization		2,390		1,508
Lease liabilities		2,848		2,260
Depreciation and amortization		–		130
Identified intangibles		446		–
Other		263		333
Gross deferred tax assets		26,159		23,280
Valuation allowance		(22,532)		(20,173)
Deferred tax assets, net		3,627		3,107
Deferred tax liabilities:				
State taxes		(518)		(404)
Right-of-use assets		(2,676)		(2,240)
Identified intangibles		–		(463)
Depreciation and amortization		(579)		–
Deferred tax liabilities		(3,773)		(3,107)
Net deferred tax assets (liabilities)	$	(146)	$	–

*   As required by the 2017 Tax Cuts and Jobs Act (the "2017 Act"), research and experimental ("R&E") expenses under Internal Revenue Code Section 174 are required to be capitalized beginning in our fiscal year ended June 30, 2023. R&E expenses are required to be amortized over five years for domestic expenses and 15 years for foreign expenses.

Our net deferred tax liability of $146,000 at June 30, 2023 represents the excess of our indefinite-lived deferred tax liabilities over our indefinite-lived deferred tax assets, and is recorded in other non-current liabilities on the accompanying consolidated balance sheet at June 30, 2023. Realization of deferred tax assets is dependent upon the generation of future taxable income. As required by ASC 740, we have evaluated the positive and negative evidence bearing upon our ability to realize the deferred tax assets as of June 30, 2023. We have determined that it was more likely than not that Lantronix would not realize the deferred tax assets due to our cumulative losses and uncertainty of generating future taxable income.

As a result of the acquisition of the TN Companies during the fiscal year ended June 30, 2022, we recorded U.S. deferred tax liabilities in the purchase accounting related to non-tax-deductible intangible assets recognized in our consolidated financial statements. The acquired deferred tax liabilities are a source of income to support recognition of our existing deferred tax assets. Pursuant to ASC 805, the impact on our existing deferred tax assets and liabilities caused by an acquisition should be recorded in the consolidated financial statements outside of acquisition accounting. Accordingly, we recorded an income tax benefit during the fiscal year ended June 30, 2022 of $2,036,000 for the partial release of the valuation allowance as a result of such purchase accounting considerations.

The following table presents a reconciliation of the provision (benefit) for income taxes to taxes computed at the U.S. federal statutory rate:

		Years Ended June 30,		
		2023		**2022**
		(In thousands)		
Statutory federal provision (benefit) for income taxes	$	(1,729)	$	(1,510)
Increase (decrease) resulting from:				
Stock options		(283)		(588)
Other permanent differences		30		(54)

Change in valuation allowance	2,222	(1,829)
Global intangible low-tax income inclusion	2	4
Foreign tax rate variances	112	120
Acquisition costs	–	395
Other	394	1,630
Provision (benefit) for income taxes	$ 748	$ (1,832)

Due to the "change of ownership" provision of the Tax Reform Act of 1986, utilization of our net operating loss ("NOL") carryforwards and tax credit carryforwards may be subject to an annual limitation against taxable income in future periods. Due to the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

The following table presents our NOL carryforwards:

	June 30, 2023
	(In thousands)
Federal	$ 43,320
State	$ 22,589

Our federal NOL carryforwards generated for tax years beginning before July 1, 2018 began to expire in the fiscal year ended June 30, 2021. Pursuant to the 2017 Act, we also have federal NOL carryforwards of $6,788,000 that will not expire but can only be used to offset 80% of future taxable income. For state income tax purposes, our NOL carryforwards began to expire in the fiscal year ended June 30, 2013.

We continue to assert that our foreign earnings are indefinitely reinvested in our overseas operations and as such, deferred income taxes were not provided on undistributed earnings of certain foreign subsidiaries. The 2017 Act created a requirement that certain income earned by foreign subsidiaries, known as global intangible low-tax income ("GILTI"), must be included in the gross income of their U.S. shareholder. The FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years or recognizing such taxes as a current-period expense when incurred. During the fiscal years ended June 30, 2023 and 2022, we elected to treat the tax effect of GILTI as a current-period expense when incurred.

Unrecognized Tax Benefits

The following table summarizes our liability for uncertain tax positions for the fiscal year ended June 30, 2023:

	Year Ended June 30, 2023
	(In thousands)
Balance as of June 30, 2022	$ 5,652
Change in balances related to uncertain tax positions	(839)
Balance as of June 30, 2023	$ 4,813

At June 30, 2023, we had $4,813,000 of gross unrecognized tax benefits which was recorded as a reduction to deferred tax assets, and a corresponding reduction in our valuation allowance of $4,813,000. The balance decreased from the prior year due to the expiration of certain federal research and development tax credit carryforwards. To the extent such portion of unrecognized tax benefits is recognized at a time such valuation allowance no longer exists, the recognition would reduce the effective tax rate. Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. During the fiscal years ended June 30, 2023 and 2022, we recorded an immaterial expense for interest and penalties related to income tax matters in the provision for income taxes. At June 30, 2023, we had approximately $303,000 of accrued interest and penalties related to uncertain tax positions.

At June 30, 2023, our fiscal years ended June 30, 2020 through 2023 remain open to examination by the federal taxing jurisdiction and our fiscal years ended June 30, 2019 through 2023 remain open to examination by the state taxing jurisdictions. However, we have NOLs beginning in the fiscal year ended June 30, 2001 which would cause the statute of limitations to remain open for the year in which the NOL was incurred. Our fiscal years ended June 30, 2015 through 2023 remain open to examination by foreign taxing authorities. We currently do not anticipate that the amount of unrecognized tax benefits as of June 30, 2023 will significantly increase or decrease within the next 12 months.

9. **Leases**

In general, our leases include office buildings for various facilities worldwide which are all classified as operating leases. We also have financing leases related to some office equipment in the United States.

Components of lease expense and supplemental cash flow information:

	June 30, 2023
	(In thousands)
Components of lease expense	
Operating lease cost	$ 2,583
Financing lease cost	30
Financing lease interest expense	10
Supplemental cash flow information	
Cash paid for amounts included in the measurement of operating lease liabilities	$ 1,701
Cash paid for amounts included in the measurement of financing lease liabilities	$ 30
Right-of-use assets obtained in exchange for lease obligation	$ 4,856

The weighted-average remaining lease term is 3.76 years. The weighted-average discount rate is 4.6 percent.

Maturities of lease liabilities as of June 30, 2023 were as follows:

Years ending June 30,	Operating	Financing
	(In thousands)	
2024	$ 2,272	$ 222
2025	2,059	213
2026	1,695	117
2027	1,648	22
2028	1,698	19
Thereafter	4,479	–
Total remaining lease payments	13,851	593
less: imputed interest	(2,076)	(84)
Lease liability	$ 11,775	$ 509
Reported as:		
Current liabilities	$ 1,677	$ 182
Non-current liabilities	$ 10,098	$ 327

California Corporate Headquarters Lease

In July 2022, we commenced the lease of approximately 14,000 square feet of office space for our corporate headquarters in Irvine, California. The term of the lease is 84 months from the commencement date, with an option to extend the lease for one 60-month extension period at a basic rent to be agreed upon by the parties or determined pursuant to the lease. The initial basic rent payable is $28,900 per month and is subject to customary annual rent increases. The aggregate basic rent payable under the lease during the 84-month term is approximately $2,700,000. We are also obligated to pay as additional rent our proportionate share of operating expenses, including property taxes. Additionally, the lease required us to deliver to the landlord an irrevocable stand-by letter of credit in the amount of $50,000 as security in the case of default.

We accounted for this lease as an operating lease in accordance with ASC 842. Upon commencement of the lease, we recorded a right-of-use asset of $2,852,000 and lease liability of $2,852,000 at the inception of the lease based upon a discount rate of 4.6% over a term of 7 years.

10. Commitments and Contingencies

From time to time, we are subject to legal proceedings and claims in the ordinary course of business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, prospects, financial position, operating results or cash flows.

11. Significant Geographic, Customer and Supplier Information

The following table presents our sales within geographic regions as a percentage of net revenue, which is generally based on the "bill-to" location of our customers:

	Years Ended June 30,	
	2023	**2022**
Americas	60%	60%
Europe, Middle East, and Africa	18%	17%
Asia Pacific Japan	22%	23%
Total	100%	100%

Long-lived assets, which consists of property and equipment, net, lease right-of-use assets, purchased intangible assets, net, and goodwill by geographic area are as follows:

	June 30,			
	2023		**2022**	
	(In thousands)			
U.S.	$	44,757	$	36,037
Canada		9,169		10,158
Rest of world		675		821
	$	54,601	$	47,016

Customers

The following table presents sales to our significant customers as a percentage of net revenue:

	Years Ended June 30,	
	2023	**2022**
Top five customers (1)	35%	44%
Ingram Micro	10%	14%
Amtran	*	10%

(1)Includes Ingram Micro and Amtran in the fiscal years ended June 30, 2023 and 2022.
* Less than 10%

No other customer represented more than 10% of our annual net revenue during these fiscal years.

Related Party Transactions

We had no net revenue from related parties for the fiscal years ended June 30, 2023 and 2022.

Suppliers

We do not own or operate a manufacturing facility. All of our products are manufactured by third-party contract manufacturers and foundries primarily located in Thailand, Taiwan and China. We have several single-sourced supplier relationships, either because alternative sources are not available or because the relationship is advantageous to us. If these suppliers are unable to provide a timely and reliable supply of components, we could experience manufacturing delays that could adversely affect our consolidated results of operations.

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeremy Whitaker, certify that:

1. I have reviewed this annual report on Form 10-K of Lantronix, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 12, 2023

/s/ JEREMY WHITAKER
Jeremy Whitaker
Interim Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Financial and Accounting Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeremy Whitaker, certify that:

1. I have reviewed this annual report on Form 10-K of Lantronix, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 12, 2023

/s/ JEREMY WHITAKER
Jeremy Whitaker
Interim Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Financial and Accounting Officer)

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The following certifications are being furnished solely to accompany the Annual Report on Form 10-K for the year ended June 30, 2023 (the "Report") pursuant to U.S.C. Section 1350, and pursuant to SEC Release No. 33-8238 are being "furnished" to the SEC rather than "filed" either as part of the Report or as a separate disclosure statement, and are not to be incorporated by reference into the Report or any other filing of Lantronix, Inc. (the "Company"), whether made before or after the date hereof, regardless of any general incorporation language in such filing. The following certifications shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section.

Certification of the Chief Executive Officer

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of the Company hereby certifies, to such officer's knowledge, that:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results operations of the Company as of, and for, the periods presented in such Report.

Date: September 12, 2023

By: /s/ JEREMY WHITAKER
Name: Jeremy Whitaker
Title: Interim Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Financial and Accounting Officer)

Certification of the Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of the Company hereby certifies, to such officer's knowledge, that:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results operations of the Company as of, and for, the periods presented in such Report.

Date: September 12, 2023

By: /s/ JEREMY WHITAKER
Name: Jeremy Whitaker
Title: Interim Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Financial and Accounting Officer)

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Board of Directors

Paul Folino
Chairman of the Board of Lantronix, Inc.
Former Chief Executive Officer,
Emulex Corporation

Philip Brace
Former Chief Executive Officer,
Sierra Wireless Inc.

Jason W. Cohenour
Former Chief Executive Officer,
Sierra Wireless Inc.

Phu Hoang
Founder and Chief Executive Officer,
Virtium LLC

Heidi Nguyen
Vice President and Director,
TL Investment GmbH

Hoshi Printer
Board Advisor and Member
for various private companies

Management Team

Jeremy Whitaker
Interim Chief Executive Officer and Chief Financial Officer

Robert Adams
Head of Corporate Development and Investor Relations

Eric Bass
Vice President, Engineering

David Goren
Vice President, Human Resources, Legal & Business Affairs, Secretary

Roger Holliday
Vice President, Worldwide Sales

Jacques Issa
Vice President, Marketing

Anita Kumar
Vice President, Business Operations

Stockholder Information

Corporate Headquarters
Lantronix, Inc.
48 Discovery, Suite 250
Irvine, CA 92618
☎ 949.453.3990
www.lantronix.com

Stock Listing
The Company's common stock trades on the NASDAQ Stock Market, LLC under the symbol **LTRX**

Annual Stockholder Meeting
The Annual Meeting of Stockholders for Lantronix, Inc. will be held on **November 7, 2023**, at the Company's corporate headquarters.

Independent Auditors
Baker Tilly US, LLP
Newport Beach, CA 92660

Transfer Agent and Registrar
Computershare
250 Royall Street
Canton, MA 02021
☎ 877.854.4580
www.computershare.com

Investor Relations
Robert Adams
Head of Corporate Development and
Investor Relations
Investors@lantronix.com
☎ 949.453.3990

This Annual Report contains forward-looking statements, including statements concerning our projected operating and financial performance for fiscal 2024 and beyond, and our expectations regarding our ability to perform on our significant contracts and convert our backlog, and the future benefits of our intensified focus on electrification and other high-dollar value opportunities. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including: the effects of negative or worsening regional and worldwide economic conditions or market instability on our business, including effects on purchasing decisions by our customers; our ability to mitigate any disruption in our and our suppliers' and vendors' supply chains due to the COVID-19 pandemic, the war between Ukraine and Russia, recent tensions between China and Taiwan or other causes; our ability to successfully convert our backlog and current demand; constraints or delays in the supply of certain materials or components; difficulties associated with our contract manufacturers or suppliers; difficulties and risks associated with potential global recession, including impairment of our customers' ability to pay; difficulties associated with our distributors or resellers; our ability to successfully implement our acquisitions strategy or integrate acquired companies; issues relating to the stability of our financial and banking institutions and relationships; the level of our indebtedness, our ability to service our indebtedness and the restrictions in our debt agreements; the impact of rising interest rates; our ability to attract and retain qualified management; and other risks and uncertainties listed in this Annual Report. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

